Filed pursuant to Rule 424(b)(3)
Registration No. 333-139575

PROSPECTUS

ICONIX BRAND GROUP, INC.

650,000 shares of common stock

The selling stockholders listed on page 15 of this prospectus are offering for resale up to 650,000 shares of the common stock of Iconix Brand Group, Inc. The common stock may be offered from time to time by the selling stockholders through ordinary brokerage transactions in the over-the-counter markets, in negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices and in other ways as described in the “Plan of Distribution.”

We will not receive any of the proceeds from the sale of the shares of common stock by the selling stockholders.

Our common stock is listed on the Nasdaq Global Market under the symbol “ICON” On January 18, 2007, the last sale price of our common stock as reported by Nasdaq was $19.68 per share.

Investing in our common stock involves a high degree of risk. For more information, see “Risk Factors” beginning on page 6.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 19, 2007

Table of Contents

Page

Forward-Looking Statements	3
Our Company	4
Risk Factors	6
Use of Proceeds	15
Selling Stockholders	15
Plan of Distribution	16
Unaudited Pro Forma Condensed Combined Financial Statements	18
Legal Matters	31
Experts	31
Where You Can Find More Information	31
Incorporation of Certain Documents By Reference	32

Forward-Looking Statements

Certain statements in this prospectus or the documents incorporated by reference in this prospectus constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on our current expectations, assumptions, estimates and projections about our business and our industry. These statements include those relating to future events, performance and/or achievements, and include those relating to, among other things:

•	future revenues, expenses and profitability;

•	the future development and expected growth of our business;

•	projected capital expenditures;

•	future outcomes of litigation and/or regulatory proceedings;

•	competition;

•	expectations regarding the retail sales environment;

•	continued market acceptance of our current brands and our ability to market and license brands we acquire;

•	our ability to continue identifying, pursuing and making acquisitions;

•	the ability of our current licensees to continue executing their business plans with respect to their product lines; and

•	our ability to continue sourcing licensees that can design, distribute, manufacture and sell their own product lines.

We have attempted to identify forward-looking statements by the use of words such as “may,” “should,” “will,” “could,” “estimate,” “project,” “predict,” “potential,” “continue,” “anticipate,” “believe,” “plan,” “seek,” “expect,” “future” and “intend” or the negative of these terms or other comparable expressions which are intended to identify forward-looking statements. These statements are only predictions and are not guarantees of future performance. They are subject to known and unknown risks, uncertainties and other factors, some of which are beyond our control and difficult to predict and could cause our actual results to differ materially from those expressed or forecasted in, or implied by, the forward-looking statements. In evaluating these forward-looking statements, you should carefully consider the risks and uncertainties described in “Risk Factors” below and elsewhere in this prospectus or in documents incorporated by reference into this prospectus. These forward-looking statements reflect our view only as of the date of this prospectus. We assume no obligation to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in, or implied by, these forward-looking statements. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements and risk factors contained in this prospectus or in documents incorporated by reference into this prospectus.

Our Company

We are a brand management company engaged in licensing, marketing and providing trend direction for our portfolio of owned consumer brands. Our portfolio currently includes nine iconic brands- Candie’s, Bongo, Badgley Mischka, Joe Boxer, Rampage, Mudd, London Fog, Mossimo and Ocean Pacific- which we license directly to leading retailers and wholesalers. Our brands are used in connection with numerous product categories, are distributed across a wide range of distribution channels and are marketed to a broad range of customers worldwide. We seek to maximize the value of our brands by developing innovative marketing campaigns to increase brand awareness and by providing trend direction to our licensees to enhance product appeal.

We believe we have a unique business model. As opposed to operating companies that design, manufacture and distribute product, we transfer these responsibilities to our licensees, allowing us to focus on the core elements of managing brands. As part of our licensing agreements, we maintain significant approval rights with respect to product design, packaging, channel selection and presentation to ensure consistency with our overall brand direction. Our model is further differentiated by our diverse portfolio of brands, which are sold in numerous channels across multiple product categories, as well as by our accelerated growth via acquisitions.

We believe our business model allows us to grow faster and generate higher net income with lower operating risk than under a traditional business model. Key aspects of our model include its:

•	applicability to a broad universe of consumer brands;

•	efficient approach to acquisitions, permitting us to quickly evaluate and integrate brand acquisitions;

•	scalable platform that enables us to add and manage new licenses with a minimal associated increase in infrastructure;

•	predictable base of minimum guaranteed royalties; and

•	low overhead, absence of inventory risk and minimal working capital and capital expenditure requirements.

We have a limited history operating solely as a brand management company. From 1993 until 2003, we operated as a traditional apparel and footwear operating company. Our initial brand was Candie’s, which we built into one of the most well-recognized junior footwear brands in the United States. In 1995, we began designing, manufacturing, selling and marketing footwear under the Bongo name. From 2003 to 2004, we implemented a shift in our business model from our historic operating model to a brand management model. By the end of 2004, we had eliminated all of our legacy retail and manufacturing operations, had reduced our workforce from over 200 to under 40 and had entered into our first multi-category retail license agreement with Kohl’s Department Stores, Inc. for the exclusive right in the United States to design, manufacture, sell and distribute a broad range of Candie’s products. In October 2004 we also began to grow our consumer brand portfolio and, by November 2006 we had acquired seven additional brands: Badgley Mischka, Joe Boxer, Rampage, Mudd, London Fog, Mossimo and Ocean Pacific.

Recent developments

On October 31, 2006, we acquired all of the capital stock of Mossimo, Inc., a company engaged in the design and licensing of apparel and related products principally under the Mossimo brand, in a merger transaction, sometimes referred to herein as the Mossimo merger. In consideration for such acquisition, we paid the stockholders of Mossimo, Inc. a total of approximately $67.5 million in cash and 3,608,810 shares of our common stock. In addition, if our common stock does not close at or above $18.71 per share for at least 20 consecutive trading days during the 12 months ending October 31, 2007, the recipients of the initial merger consideration will be entitled to receive additional shares of our common stock (the aggregate of which will not exceed 40,965 shares). In connection with this merger, we also paid Cherokee Inc. a total of $33.0 million in cash in consideration for its withdrawal of a proposal it had submitted to acquire the capital stock of, and the termination of its finder’s agreement with, Mossimo, Inc. The cash portion of the merger was financed through the issuance by one of our subsidiaries of a secured note in the principal amount of $90.0 million together with approximately $17.5 million of the funds we acquired in the merger. The note was repaid on December 15, 2006 from the proceeds of the offering described below.

On November 6, 2006, we acquired certain of the assets of Ocean Pacific Apparel Corp., a subsidiary of Warnaco Group, Inc., related to the Ocean Pacific or Op brand, associated trademarks, intellectual property and related names worldwide. In consideration for these assets, we paid the seller $10.0 million in cash and issued the seller a note in the principal amount of $44.0 million. In connection with this acquisition, we assumed 30 licenses, including 15 international licenses. We also entered into a new license agreement with the seller. Pursuant to this license, the seller has the exclusive right to the use of the Ocean Pacific trademark in the United States in connection with the design, manufacture and sale of women’s and juniors swimwear for a period of three years and has guaranteed us certain minimum annual royalties in connection with the use of the license. The note was repaid on December 20, 2006 from the proceeds of the offering described below.

On December 13, 2006, we consummated a public offering of 11,184,750 shares of our common stock for net proceeds of approximately $189.7 million.

Additional information

We were incorporated under the laws of the state of Delaware in 1978. In July 2005, we changed our name from Candies, Inc. to Iconix Brand Group, Inc. Our principal executive offices are located at 1450 Broadway, New York, New York 10018 and our telephone number is (212) 730-0300. Our web site address is www.iconixbrand.com. The information on our web site does not constitute part of this prospectus. We have included our website address in this document as an inactive textual reference only. Candie’s®, Bongo®, Joe Boxer®, Rampage®, Mudd® and London Fog® are the registered trademarks of our wholly-owned subsidiary, IP Holdings LLC; Badgley Mischka® is the registered trademark of our wholly-owned subsidiary, Badgley Mischka Licensing LLC; Mossimo® is the registered trademark of our wholly-owned subsidiary, Mossimo Holdings LLC and Ocean Pacific® and Op® are the registered trademarks of our wholly-owned subsidiary, OP Holdings LLC. Each of the other trademarks, trade names or service marks of other companies appearing in this prospectus or information incorporated by reference into this prospectus is the property of its respective owner.

Unless the context requires otherwise, reference in this prospectus to “we”, “us” ,”our”, “Iconix”, or “the Company” refers to Iconix Brand Group, Inc. and its subsidiaries.

Risk Factors

Any investment in shares of our common stock involves a high degree of risk. You should consider carefully the following information about these risks, together with all the other information contained in, or incorporated by reference into, this prospectus, including the historical consolidated financial statements and related notes and pro forma financial information, before you decide to purchase shares of our common stock. If any of the following risks actually occurs, our business, financial condition, operating results and future growth prospects could be materially and adversely affected. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially adversely affect our financial condition. Any adverse effect on our business, financial condition or operating results could result in a decline in the trading price of our common stock and your loss of all or part of your investment.

Risks related to our operations

Our current business model is new and our operating history as a licensing and brand management company is limited, which makes it difficult to evaluate our current business and future prospects.

We began our transition in 2003 from a procurer of manufacturing, seller and marketer of footwear and jeanswear products to a brand management company that owns, licenses and manages its own consumer brands. We only completed the elimination of our retail and manufacturing operations in mid-2004 and, therefore, have operated solely as a brand management company for only eight quarters, including only one full reporting fiscal year, which makes it difficult to evaluate our ability to successfully manage and grow our business long-term. Furthermore, our business model depends on a number of factors for its continued success, including the continued market acceptance of our brands, the production and sale of quality products by our licensees and the expansion of our brand portfolio through the acquisition of additional brands and the growth of our existing brands. While we believe our diversified brand portfolio protects us from the underperformance of any one brand that we will continue our growth through continued development of our existing brands, through the acquisition of additional brands and by expanding internationally, we cannot guarantee the continued success of our business.

The failure of our licensees to adequately produce, market and sell products bearing our brand names in their license categories could result in a decline in our results of operations.

We are no longer directly engaged in the sale of branded products and, consequently, our revenues are now almost entirely dependent on royalty payments made to us under our licensing agreements. Although the licensing agreements for our brands usually require the advance payment to us of a portion of the licensing fees and provide for guaranteed minimum royalty payments to us, the failure of our licensees to satisfy their obligations under these agreements or their inability to operate successfully or at all, could result in their breach, and/or the early termination of such agreements, their non-renewal of such agreements or our decision to reduce their guaranteed minimums, thereby eliminating some or all of that stream of revenue. Moreover, during the terms of the license agreements, we are substantially dependent upon the abilities of our licensees to maintain the quality and marketability of the products bearing our trademarks, as their failure to do so could materially tarnish our brands, thereby harming our future growth and prospects. In addition, the failure of our licensees to meet their production, manufacturing and distribution requirements could cause a decline in their sales and potentially decrease the amount of royalty payments (over and above the guaranteed minimums) due to us this, in turn, could decrease our revenues. Moreover, the concurrent failure by several of our material licensees to meet their financial obligations to us could jeopardize our ability to meet the debt service coverage ratio required in connection with the asset-backed notes issued by our subsidiary, IP Holdings LLC, which would give the note holders the right to foreclose on the Candie’s, Bongo, Joe Boxer, Rampage, Mudd and London Fog trademarks and other related intellectual property assets securing such debt.

Our business is dependent on continued market acceptance of our trademarks and the products of our licensees bearing these brands.

Although, our licensees guarantee minimum net sales and minimum royalties to us, a failure of our trademarks or of products utilizing our trademarks to achieve or maintain market acceptance could cause a reduction of our licensing revenues. Such failure could also cause the devaluation of our trademarks, which are our primary assets, making it more difficult for us to renew our current licenses upon their expiration or enter into new or additional licenses for our trademarks. In addition, if such devaluation of our trademarks were to occur, a material impairment in the carrying value of one or more of our trademarks could also occur and be charged as an expense to our operating results. Continued market acceptance for our trademarks and our licensees’ products, as well as market acceptance of any future products bearing our trademarks, is subject to a high degree of uncertainty, made more so by constantly changing consumer tastes and preferences. Maintaining market acceptance for our licensees’ products and creating market acceptance for new products and categories of products bearing our marks will require our continuing and substantial marketing and product development efforts, which may, from time to time, also include our expenditure of significant additional funds, to keep pace with changing consumer demands. Additional marketing efforts and expenditures may not, however, result in either increased market acceptance of, or additional licenses for, our trademarks or increased market acceptance, or sales, of our licensees’ products. Furthermore, while we believe that we currently maintain sufficient control over the products our licensees’ produce under our brand names through the provision of trend direction and our right to preview and approve a majority of such products as well as their presentation and packaging, we do not actually design or manufacture our licensed products and therefore have more limited control over such products’ quality and design than a traditional product manufacturer might have.

Our existing and future debt obligations could impair our liquidity and financial condition, and in the event we are unable to meet our debt obligations we could lose title to our trademarks.

As of December 20, 2006, we had total consolidated debt of approximately $166 million. Of such debt, approximately $156 million represented the principal amount outstanding under the asset backed notes issued by our subsidiary, IP Holdings LLC. The payment of the principal and interest on the notes is made from amounts received by IP Holdings LLC under license agreements with the various licensees of its intellectual property assets, all of which assets also serve as security under the notes. We may also incur additional debt in the future to fund a portion of our capital requirements and to fund acquisitions. Our debt obligations:

•	could impair our liquidity;

•	could make it more difficult for us to satisfy our other obligations;

•
require us to dedicate a substantial portion of our cash flow to payments on our debt obligations, which reduces the availability of our cash flow to fund working capital, capital expenditures and other corporate requirements;

•	could impede us from obtaining additional financing in the future for working capital, capital expenditures, acquisitions and general corporate purposes;

•	make us more vulnerable in the event of a downturn in our business prospects and could limit our flexibility to plan for, or react to, changes in our licensing markets; and

•	place us at a competitive disadvantage when compared to our competitors who have less debt.

While we believe that by virtue of the guaranteed minimum royalty payments due to us under our licenses we will generate sufficient revenues from our licensing operations to satisfy our obligations for the foreseeable future, in the event that we were to fail in the future to make any required payment under agreements governing our indebtedness or fail to comply with the financial and operating covenants contained in those agreements, we would be in default with respect to that indebtedness. A debt default could significantly diminish the market value and marketability of our common stock and could result in the acceleration of the payment obligations under all or a portion of our consolidated indebtedness. In the case of IP Holdings LLC’s asset backed notes, it would also enable the holders of such notes to foreclose on the assets securing such notes, including the Candie’s, Bongo, Joe Boxer, Rampage, Mudd and London Fog trademarks.

We have a material amount of goodwill and other intangible assets, including our trademarks, recorded on our balance sheet. As a result of changes in market conditions and declines in the estimated fair value of these assets, we may, in the future, be required to write down a portion of this goodwill and other intangible assets and such write-down would, as applicable, either decrease our profitability or increase our net loss.

As of September 30, 2006, goodwill represented approximately $42.5 million, or 11% of our total assets, and other intangible assets represented approximately $267.9 million, or 70% of our total assets. Goodwill is the amount by which the costs of an acquisition accounted for using the purchase method exceed the fair value of the net assets acquired. Under Statement of Financial Accounting Standard No. 142, or SFAS No. 142, entitled “Goodwill and Other Intangible Assets”, goodwill and indefinite lived intangible assets, including some of our trademarks, are no longer amortized, but instead are subject to impairment evaluation based on related estimated fair values, with such testing to be done at least annually. While, to date, no impairment write-downs have been necessary, any write-down of goodwill or intangible assets resulting from future periodic evaluations would decrease our net income and those decreases could be material.

A substantial portion of our licensing revenues are concentrated with three retailers such that the loss of either such licensee could decrease our revenue and impair our cash flows.

Our licenses with Kohl’s and Kmart Corporation, a subsidiary of Sears Holdings Corp., were our two largest licenses during the nine months ended September 30, 2006, representing approximately 16% and 26%, respectively, of our total revenue for such period. In addition, in connection with the Mossimo merger in October 2006, we acquired a license agreement with Target Corporation. Assuming, on a pro forma basis, that the Mossimo merger had been completed as of January 1, 2006, revenue under the Kohl’s, Kmart and Target licenses would have collectively represented approximately 50% of our total pro forma revenue for the nine months ended September 30, 2006. Our license agreement with Kohl’s grants it the exclusive U.S. license with respect to the Candie’s trademark for a wide variety of product categories for an initial term expiring in January 2011. Our license agreement with Kmart grants it the exclusive U.S. license with respect to the Joe Boxer trademark for a wide variety of product categories for an initial term expiring in December 2010. Finally, our license agreement with Target grants it the exclusive U.S. license with respect to the Mossimo trademark for substantially all Mossimo-branded products for a term currently expiring in January 2010. Because we are dependent on these licensees for a significant portion of our licensing revenue, if any of them were to have financial difficulties affecting its ability to make guaranteed payments, or if any of these licensees decides not to renew or extend its existing agreement with us, our revenue and cash flows could be reduced substantially. In addition, as of September 2006, Kmart had not approached the sales levels of Joe Boxer products needed to trigger royalty payments in excess of its guaranteed minimums since 2004, and, as a result, when we entered into the current license agreement with Kmart in September 2006 expanding its distribution to include Sears stores and extending its terms from December 2007 to December 2010, we agreed to reduce its guaranteed annual royalty minimums by approximately half, as a result of which our revenues from this license, at least for the short term, will likely be substantially reduced.

Our license agreement with Target could be terminated by Target in the event we were to lose the services of Mossimo Giannulli as our creative director with respect to Mossimo-branded products, thereby significantly decreasing our expected revenues and cash flows.

While we believe that there has been significant consumer acceptance of products sold under our newly-acquired Mossimo brand as a stand-alone brand, the image and reputation of Mossimo Giannulli, the creator of the brand, remain important factors to Target, the brand’s primary licensee. Target has the right under its license agreement with us to terminate the agreement if Mr. Giannulli’s services as our creative director for Mossimo-branded products are no longer available to us, upon his death or permanent disability or in the event a morals clause in the agreement relating to his future actions and behavior is breached. Although we have entered into an agreement with Mr. Giannulli in which he has agreed to continue to provide us with his creative director services, including those required under the Target license, for an initial term expiring in January 31, 2010, there can be no assurance that he will continue to do so or that in the event we were to lose such services, Target would continue its license agreement with us. The loss of the Target license would significantly decrease our expected revenues and cash flows until we were able to enter into one or more replacement licenses.

If we are unable to identify and successfully acquire additional trademarks, our growth may be limited, and, even if additional trademarks are acquired, we may not realize planned benefits due to integration or licensing difficulties.

A key component of our growth strategy is the acquisition of additional trademarks. If competitors pursue our brand management model, acquisitions could become more expensive and suitable acquisition candidates more difficult to find. In addition, even if we successfully acquire additional trademarks, we may not be able to achieve or maintain profitability levels that justify our investment in, or realize planned benefits with respect to, those additional brands. Although we seek to temper our acquisition risks by following acquisition guidelines relating to the existing strength of the brand, its diversification benefits to us, its potential licensing scale and the projected rate of return on our investment, acquisitions, whether they be of additional intellectual property assets or of the companies that own them, entail numerous risks, any of which could detrimentally affect our results of operations and/or the value of our equity. These risks include, among others:

•	unanticipated costs;

•	negative effects on reported results of operations from acquisition related charges and amortization of acquired intangibles;

•	diversion of management’s attention from other business concerns;

•	the challenges of maintaining focus on, and continuing to execute, core strategies and business plans as our brand and license portfolio grows and becomes more diversified;

•	adverse effects on existing licensing relationships; and

•
risks of entering new licensing markets (whether it be with respect to new licensed product categories or new licensed product distribution channels) or markets in which we have limited prior experience.

Acquiring additional trademarks could also have a significant effect on our financial position and could cause substantial fluctuations in our quarterly and yearly operating results. Acquisitions could result in the recording of significant goodwill and intangible assets on our financial statements, the amortization or impairment of which would reduce our reported earnings in subsequent years. Moreover, as discussed below, our ability to grow through the acquisition of additional trademarks will also depend on the availability of capital to complete the necessary acquisition arrangements. Any issuance by us of shares of our common stock as equity consideration in future acquisitions could dilute our common stock because it could reduce our earnings per share, and any such dilution could reduce the market price of our common stock unless and until we were able to achieve revenue growth or cost savings and other business economies sufficient to offset the effect of such an issuance. As a result, there is no guarantee that our stockholders will achieve greater returns as a result of any future acquisitions we complete.

We may require additional capital to finance the acquisition of additional brands and our inability to raise such capital on beneficial terms or at all could restrict our growth.

We may in the future require additional capital to help fund all or part of potential trademark acquisitions. If, at the time required, we have not generated sufficient cash from operations to finance those additional capital needs, we will need to raise additional funds through bank financing or other private or public equity and/or debt financing. We cannot assure you that, if and when needed, additional financing will be available to us on acceptable terms or at all. If additional capital is needed and is either unavailable or cost prohibitive, our growth may be limited as we may need to change our business strategy to slow the rate of, or eliminate, our acquisition plans. In addition, any additional financing we undertake could impose covenants upon us that restrict our operating flexibility, and, if we issue equity securities to raise capital, our existing stockholders may experience dilution or the new securities may have rights senior to those of our common stock.

Our licensees are subject to risks and uncertainties of foreign manufacturing that could interrupt their operations or increase their operating costs thereby impacting their ability to deliver goods to the market, reduce or delay their sales and decrease our potential royalty revenues.

Substantially all of the products sold by our licensees are manufactured overseas. There are substantial risks associated with foreign manufacturing, including changes in laws relating to quotas, and the payment of tariffs and duties, fluctuations in foreign currency exchange rates, shipping delays and international political, regulatory and economic developments, any of which could increase our licensees’ operating costs. Our licensees also import finished products and assume all risk of loss and damage with respect to these goods once they are shipped by their suppliers. If these goods are destroyed or damaged during shipment, the revenues of our licensees, and thus our royalty revenues, could be reduced as a result of our licensees’ inability to deliver or their delay in delivering their products.

Because of the intense competition within our licensees’ markets and the strength of some of their competitors, we and our licensees may not be able to continue to compete successfully.

Currently, most of our trademark licenses are for products in the apparel, footwear and fashion industries, in which industries our licensees face intense and substantial competition, including from our other brands and licensees. In general, competitive factors include quality, price, style, name recognition and service. In addition, various fads and the limited availability of shelf space could affect competition for our licensees’ products. Many of our licensees’ competitors have greater financial, distribution, marketing and other resources than our licensees and have achieved significant name recognition for their brand names. Our licensees may be unable to successfully compete in the markets for their products, and we may not be able to continue to compete successfully with respect to our licensing arrangements.

If our competition for retail licenses and brand acquisitions increases, our growth plans could be slowed.

We may face increasing competition in the future for retail licenses as other companies owning established brands may decide to enter into licensing arrangements with retailers similar to the ones we currently have in place. Furthermore, our current or potential retailer licensees may decide to develop or purchase brands rather than maintain or enter into license agreements with us. We also compete with traditional apparel and consumer brand companies and with other brand management companies for brand acquisitions. If our competition for retail licenses and brand acquisitions increases, it may take us longer to procure additional retail licenses and/or acquire additional brands, which could slow down our growth rate.

Our failure to protect our proprietary rights could compromise our competitive position and decrease the value of our brands.

We own, through our wholly-owned subsidiaries, U.S. federal trademark registrations and foreign trademark registrations for our brands that are vital to the success and further growth of our business and that we believe have significant value. We monitor on an ongoing basis unauthorized filings of our trademarks and imitations thereof, and rely primarily upon a combination of trademarks, copyrights and contractual restrictions to protect and enforce our intellectual property rights domestically and internationally. We believe that such measures afford only limited protection and, accordingly, there can be no assurance that the actions taken by us to establish, protect and enforce our trademarks and other proprietary rights will prevent infringement of our intellectual property rights by others, or prevent the loss of licensing revenue or other damages caused therefrom.

For instance, despite our efforts to protect and enforce our intellectual property rights, unauthorized parties may attempt to copy aspects of our intellectual property, which could harm the reputation of our brands, decrease their value and/or cause a decline in our licensees’ sales and thus our revenues. Further, we and our licensees may not be able to detect infringement of our intellectual property rights quickly or at all, and at times we or our licensees may not be successful combating counterfeit, infringing or knockoff products, thereby damaging our competitive position. In addition, we depend upon the laws of the countries where our licensees’ products are sold to protect our intellectual property. Intellectual property rights may be unavailable or limited in some countries because standards of registerability vary internationally. Consequently, in certain foreign jurisdictions, we have elected or may elect not to apply for trademark registrations. Further, trademark protection may not be available in every country where our licensees’ products are sold. While we generally apply for trademarks in most countries where we license or intend to license our trademarks, we may not accurately predict all of the countries where trademark protection will ultimately be desirable. If we fail to timely file a trademark application in any such country, we will likely be precluded from doing so at a later date. Failure to adequately pursue and enforce our trademark rights could damage our brands, enable others to compete with our brands and impair our ability to compete effectively.

In addition, in the future, we may be required to assert infringement claims against third parties, and there can be no assurance that one or more parties will not assert infringement claims against us. Any resulting litigation or proceeding could result in significant expense to us and divert the efforts of our management personnel, whether or not such litigation or proceeding is determined in our favor. In addition, to the extent that any of our trademarks were ever deemed to violate the proprietary rights of others in any litigation or proceeding or as a result of any claim, we may be prevented from using them, which could cause a termination of our licensing arrangements, and thus our revenue stream, with respect to those trademarks. Litigation could also result in a judgment or monetary damages being levied against us.

We are dependent upon our president and other key executives. If we lose the services of these individuals we may not be able to fully implement our business plan and future growth strategy, which would harm our business and prospects.

Our successful transition from a manufacturer and marketer of footwear and jeanswear to a licensor of intellectual property is largely due to the efforts of Neil Cole, our president, chief executive officer and chairman. Our continued success is largely dependent upon his continued efforts and those of the other key executives he has assembled. Although we have entered into an employment agreement with Mr. Cole, expiring on December 31, 2007, as well as employment agreements with other of our key executives, there is no guarantee that we will not lose their services. To the extent that any of their services become unavailable to us, we will be required to hire other qualified executives, and we may not be successful in finding or hiring adequate replacements. This could impede our ability to fully implement our business plan and future growth strategy, which would harm our business and prospects.

We are currently in litigation that could negatively impact our financial results.

We are currently a plaintiff and cross-defendant in a litigation pending in California state court involving our wholly-owned subsidiary, Unzipped, a defendant in a litigation pending in federal district court in New York involving a former supplier and a defendant in a litigation pending in New York state court involving one of our licensees. Even if we prevail on all counts in these actions, the costs of these litigation matters have been and are expected to continue to be high. They are not only expensive but time consuming to pursue and defend, thereby diverting our available cash and personnel resources from other business affairs. Moreover, if we are ultimately required to pay the monetary damages sought from us in these actions, or if it is adjudicated that our contractual rights concerning Unzipped are invalid, our operating results and profitability would be reduced.

Until recently we incurred losses on a consistent basis and we may not be able to sustain our profitability in the future.

Although we have consistently recorded net income in connection with our new business model, we cannot guarantee you that we will continue to be profitable in the future. Prior to our transition to a brand management company in 2004, we consistently sustained net losses, including net losses of $11.3 million, $3.9 million and $2.3 million in the fiscal years ended January 31, 2004, 2003 and 2002, respectively.

Changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns could adversely affect our results.

Our future effective tax rates could be adversely affected by changes in the valuation of our deferred tax assets and liabilities, or by changes in tax laws or interpretations thereof. In addition, we are subject to the continuous examination of our income tax returns by the Internal Revenue Service and other tax authorities. We regularly assess the likelihood of recovering the amount of deferred tax assets recorded on the balance sheet and the likelihood of adverse outcomes resulting from examinations by various taxing authorities in order to determine the adequacy of our provision for income taxes. We cannot guarantee that the outcomes of these evaluations and continuous examinations will not harm our reported operating results and financial conditions.

Risks related to our securities

The market price of our common stock has been, and may continue to be, volatile, which could reduce the market price of our common stock.

The publicly traded shares of our common stock have experienced, and are likely to experience in the future, significant price and volume fluctuations. This market volatility could reduce the market price of our common stock, regardless of our operating performance. In addition, the trading price of our common stock could change significantly over short periods of time in response to actual or anticipated variations in our quarterly operating results, announcements by us, our licensees or our respective competitors, factors affecting our licensees’ markets generally or changes in national or regional economic conditions, making it more difficult for shares of our common stock to be sold at a favorable price or at all. The market price of our common stock could also be reduced by general market price declines or market volatility in the future or future declines or volatility in the prices of stocks for companies in the trademark licensing business or companies in the industries in which our licensees compete.

Future sales of our common stock may cause the prevailing market price of our shares to decrease.

We have issued a substantial number of shares of common stock that are eligible for resale under Rule 144 of the Securities Act and that may become freely tradable. We have also already registered a substantial number of shares of common stock that are issuable upon the exercise of options and warrants and have registered for resale a substantial number of restricted shares of common stock issued in connection with our acquisitions. If the holders of our options and warrants choose to exercise their purchase rights and sell the underlying shares of common stock in the public market, or if holders of currently restricted shares of our common stock choose to sell such shares in the public market under Rule 144 or otherwise, the prevailing market price for our common stock may decline. The sale of shares issued upon the exercise of our derivative securities could also further dilute the holdings of our existing stockholders. In addition, future public sales of shares of our common stock could impair our ability to raise capital by offering equity securities.

Provisions in our charter and in our share purchase rights plan and Delaware law could make it more difficult for a third party to acquire us, discourage a takeover and adversely affect existing stockholders.

Certain provisions of our certificate of incorporation and our share purchase rights plan, either alone or in combination with each other, could have the effect of making more difficult, delaying or deterring unsolicited attempts by others to obtain control of our company, even when these attempts may be in the best interests of our stockholders. Our certificate of incorporation authorizes 75,000,000 shares of common stock to be issued. Based on our outstanding capitalization at December 15, 2006, assuming the exercise of all outstanding options and warrants, there are still a total of approximately 12,000,000 shares of common stock available for issuance by our board of directors without stockholder approval. Our certificate of incorporation also authorizes our board of directors, without stockholder approval, to issue up to 5,000,000 shares of preferred stock, in one or more series, which could have voting and conversion rights that adversely affect or dilute the voting power of the holders of our common stock, none of which has been issued to date. And, under our share purchase rights plan, often referred to as a “poison pill,” if anyone acquires 15% or more of our outstanding shares, all of our stockholders (other than the acquirer) have the right to purchase additional shares of our common stock for a fixed price. We are also subject to the provisions of Section 203 of the Delaware General Corporation Law, which could prevent us from engaging in a business combination with a 15% or greater stockholder for a period of three years from the date it acquired that status unless appropriate board or stockholder approvals are obtained.

These provisions could deter unsolicited takeovers or delay or prevent changes in our control or management, including transactions in which stockholders might otherwise receive a premium for their shares over the then current market price. These provisions may also limit the ability of stockholders to approve transactions that they may deem to be in their best interests.

We do not anticipate paying cash dividends on our common stock. Investors in this offering may never obtain a return on their investment.

You should not rely on an investment in our common stock to provide dividend income, as we have not paid any cash dividends on our common stock and do not plan to pay any in the foreseeable future. Instead, we plan to retain any earnings to maintain and expand our existing licensing operations, further develop our trademarks and finance the acquisition of additional trademarks. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any return on their investment.

Use of Proceeds

We will not receive any proceeds from the sale of common stock by the selling stockholders named in this prospectus.

We have agreed to pay certain expenses in connection with the registration of the shares being offered by the selling stockholders.

Selling Stockholders

The following table sets forth certain information regarding the selling stockholders, based on information provided to us by the selling stockholders. The table assumes for calculating each selling stockholder’s beneficial and percentage ownership that options, warrants or convertible securities that are held by such stockholder (but not those held by any other person) and that are exercisable or convertible within 60 days from December 15, 2006 have been exercised or converted. Percentage ownership of common stock after the offering assumes the sale of all of the shares being offered by the selling stockholders pursuant to this prospectus.

			Common Stock Beneficially Owned After the Offering
Selling Security Holder	Number of Shares of Common Stock Beneficially Owned Prior to the Offering	Shares Being Offered	Number of Shares	Percent of Outstanding Shares

D’Loren Realty LLC d/b/a Content Holdings (1)	225,000	225,000(2)	0	0
James Haran	25,000	25,000(2)	0	0
William Sweedler (3)	520,333(4)	400,000(2)	387,000	*

* Less than one percent

(1)
Mr. Robert D’Loren, the President of D’Loren Realty LLC, has sole voting and investment power with respect to the shares being offered by D’Loren Realty, LLC pursuant to this prospectus. Mr. D’Loren is a former board member of our company and president and majority stockholder of UCC Consulting Corp., which had previously provided investment banking services to us.

(2)	Represents shares issuable upon exercise of warrants previously issued by us to the selling stockholders.

(3)
Mr. Sweedler previously served as an Executive Vice President of our company and President of our Joe Boxer division and currently provides consulting services to us pursuant to the terms of a consulting agreement with us.

(4)
Includes 133,333 of the 400,000 shares issuable upon exercise of warrants that are being offered for sale by Mr. Sweedler pursuant to this prospectus which represents the currently vested portion of the warrants.

Plan of Distribution

We have been advised that the selling stockholders, which may include pledgees, donees, transferees or other successors-in-interest who have received shares from the selling stockholders after the date of this prospectus, may from time to time, sell all or a portion of the shares offered hereby in privately negotiated transactions or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to these market prices or at negotiated prices.

All costs, expenses and fees in connection with the registration of the shares offered by this prospectus other than those of any counsel for the selling stockholders, shall be borne by us. Brokerage costs, if any, attributable to the sale of the selling stockholder’s shares will be borne by the selling stockholder.

The shares may be sold by the selling stockholders by one or more of the following methods:

•	block trades in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the shares as principal to facilitate the transaction;

•	purchases by a broker or dealer as principal and resale by such broker dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	over-the counter distribution in accordance with the rules of the Nasdaq National Market;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•
through the writing of put or call options on the shares or other hedging transactions (including the issuance of derivative securities), whether the options or other derivative securities are listed on an option or other exchange or otherwise;

•	privately negotiated transactions;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The transactions described above may or may not involve brokers or dealers.

The selling stockholders will not be restricted as to the price or prices at which the selling stockholders may sell their shares. Sales of shares by the selling stockholders may depress the market price of our common stock since the number of shares which may be sold by the selling stockholder may be relatively large compared to the historical average weekly trading of our common stock. Accordingly, if the selling stockholders were to sell, or attempt to sell, all of such shares at once or during a short time period, we believe such a transaction could adversely affect the market price of our common stock.

From time to time the selling stockholders may pledge their shares under margin provisions of customer agreements with its brokers or under loans or other arrangements with third parties. Upon a default by the selling stockholders, the broker or such third party may offer and sell any pledged shares from time to time.

In effecting sales, brokers and dealers engaged by a selling stockholder may arrange for other brokers or dealers to participate in the sales as agents or principals. Brokers or dealers may receive commissions or discounts from the selling stockholder or, if the broker-dealer acts as agent for the purchaser of such shares, from the purchaser in amounts to be negotiated, which compensation as to a particular broker dealer might be in excess of customary commissions which are not expected to exceed those customary in the types of transactions involved. Broker-dealers may agree with the selling stockholder to sell a specified number of such shares at a stipulated price per share, and to the extent the broker-dealer is unable to do so acting as agent for a selling stockholder, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to such selling stockholder. Broker-dealers who acquire shares as principal may then resell those shares from time to time in transactions

•	in the over-the counter market or otherwise;

•	at prices and on terms prevailing at the time of sale;

•	at prices related to the then-current market price; or

•	in negotiated transactions.

These resales may involve block transactions or sales to and through other broker-dealers, including any of the transactions described above. In connection with these sales, these broker-dealers may pay to or receive from the purchasers of those shares commissions as described above. A selling stockholder may also sell the shares in open market transactions under Rule 144 under the Securities Act, rather than under this prospectus.

The selling stockholders and any broker-dealers or agents that participate with the selling stockholder(s) in sales of the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with these sales. In this event, any commissions received by these broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

We have agreed to indemnify the selling stockholders against certain liabilities under the Securities Act. The selling stockholder(s) may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

The selling stockholders are subject to applicable provisions of the Securities Exchange Act of 1934 and the SEC’s rules and regulations, including Regulation M, which provisions may limit the timing of purchases and sales of the shares by the selling stockholders.

In order to comply with certain states’ securities laws, if applicable, the shares may be sold in those jurisdictions only through registered or licensed brokers or dealers. In certain states the shares may not be sold unless the shares have been registered or qualified for sale in such state, or unless an exemption from registration or qualification is available and is obtained.

Unaudited Pro Forma Condensed Combined Financial Statements

Introduction

On October 31, 2006, we acquired all of the outstanding capital stock of Mossimo, Inc., referred to as Mossimo, through its merger with, and into, Moss Acquisition Corp., a wholly-owned subsidiary formed by us for such purpose, with Moss Acquisition Corp. continuing as the surviving corporation and our wholly-owned subsidiary. As consideration for the merger, we paid the stockholders of Mossimo, Inc. a total of $67.5 million in cash and 3,608,810 restricted shares of our common stock, referred to as the initial merger consideration. In addition, the recipients of the initial merger consideration have the right to receive additional shares of our common stock, referred to as the additional merger consideration, if our common stock does not close at or above $18.71 for at least 20 consecutive trading days during the 12 months ending October 31, 2007, referred to as the measurement period, which rights are evidenced by the non-transferable contingent share rights that we granted to them upon the consummation of the merger.

If the additional merger consideration becomes payable, each former holder of Mossimo common stock entitled to such consideration may exercise its non-transferable contingent share rights to receive such number of additional shares of our common stock as is determined by dividing (1) the product of (a) the number of shares of our common stock issued to such holder as initial merger consideration, multiplied by (b) the difference between (i) $18.71 and (ii) the greater of (x) $18.50 (the average closing sale price of our common stock for the three days prior to the closing of the merger) and (y) the highest 20-consecutive trading day average closing sale price of our common stock during the measurement period (the higher stock price in this clause (ii) is referred to as the actual price), by (2) the actual price. The aggregate number of shares of our common stock issuable as additional merger consideration is subject to limitation as set forth in the merger agreement governing the Mossimo merger. See Note P to the Unaudited Pro Forma Condensed Combined Financial Statements.

In connection with the Mossimo merger, each unexpired and unexercised option to purchase Mossimo common stock, whether vested or unvested and without regard to whether such option was then exercisable, was cancelled. As consideration for such cancellations, we paid the former holders of such cancelled Mossimo options, a total of $950,000 in cash. In addition, if the additional merger consideration becomes payable as described above, each of such former option holders will also receive a cash payment equal to the per-share cash value of the additional merger consideration he or she would have received if he or she had exercised the option prior to the merger (and had thus been a stockholder of Mossimo, Inc. at the time of the merger), less any applicable tax withholding.

Prior to the Mossimo merger, in April 2006, Mossimo, Inc. received an unsolicited proposal from Cherokee Inc. to acquire all of its outstanding capital stock. We subsequently entered into a termination and settlement agreement with Cherokee pursuant to which it agreed to withdraw such proposal (and not to reinstate or make any new offer) and, effective upon the closing of the merger, to terminate its finder’s fee agreement with Mossimo, Inc. in respect of its royalties from Target. In exchange for such withdrawal and termination, we paid Cherokee $33.0 million upon the closing of the merger.

In connection with the Mossimo merger, our wholly owned subsidiary, Mossimo Holdings, which we formed for such purpose and whose activities are limited to acquiring intellectual property assets, exploiting and maintaining such assets and borrowing funds in connection with those activities, obtained a loan from Merrill Lynch Mortgage Capital Inc. in the amount of $90.0 million, secured by the Mossimo trademarks, license agreements, including the proceeds therefrom, and related intellectual property assets, which we simultaneously sold to Mossimo Holdings upon the closing of the merger. The note evidencing this loan bears interest at a variable rate equal to the three-month LIBOR plus 5.125% per annum and matures on December 18, 2008, with principal payable in quarterly payments totaling $10.5 million in the first year and $10.8 million in the second year, with the balance due upon maturity. The $90.0 million in proceeds from this secured loan, together with $17.5 million of the cash acquired by us in the merger, will be used by us as follows: $67.5 million was used to pay the cash portion of the initial merger consideration; $33.0 million was paid to Cherokee Inc., as described above; approximately $950,000 was used to buy out the cancelled Mossimo stock options as described above; approximately $5.2 million was or will be used to pay costs associated with the merger and $900,000 was used to pay costs associated with the loan financing. The costs of $900,000 relating to the $90.0 million loan have been deferred and will be amortized over the life of the loan, using the effective interest method.

On April 11, 2006, we completed our acquisition of certain assets of Mudd (USA) LLC related to its business of marketing, licensing and managing its Mudd brands, trademarks, intellectual property and related names worldwide, excluding China, Hong Kong, Macau and Taiwan. We paid the following consideration for such assets: (a) $45.0 million in cash, which was funded from a portion of the proceeds of the notes issued by IP Holdings LLC, referred to as IP Holdings, which is a special purpose entity in which we own, directly, a 53.5% limited liability company interest and, indirectly through other of our subsidiaries, the remaining limited liability company interests, and (b) our issuance to the seller of 3,269,231 restricted shares of our common stock. In connection with the transaction, we simultaneously sold the assets to IP Holdings. On the closing date, IP Holdings also entered into a license agreement with Mudd (USA) LLC, in which IP Holdings granted Mudd (USA) LLC the exclusive right to use the Mudd trademark in connection with the design, manufacture, sale and distribution of women’s and children’s woven bottoms and related products in the United States. Mudd (USA) LLC has guaranteed for two years certain minimum licensing revenues to us from the purchased assets and royalties under the license agreement. The guarantee and certain other of the seller’s obligations to us under the purchase agreement are secured by its pledge of a portion of the cash and shares issued by us as consideration in the acquisition.

The financing for IP Holding’s purchase of the purchased assets from us was accomplished through its private placement of asset-backed notes. The issuance of the notes raised $49.0 million in new financing for IP Holdings (before giving effect to the payment of expenses in connection with the issuance of the notes and required deposits to reserve funds) and refinanced the approximately $87.0 million principal amount then outstanding under the notes previously issued by IP Holdings. The notes are secured by the purchased assets, as well as by other intellectual property assets owned by IP Holdings. The payment of the principal amount of, and interest on, the notes will be made from amounts received by IP Holdings under license agreements with various licensees of the purchased assets and IP Holdings’ other intellectual property assets. We are not obligated, and our assets are not available, to pay any amounts with respect to the notes if amounts received by IP Holdings under such license agreements are insufficient to make the required payments. In addition, the assets of IP Holdings are not available to pay any of our obligations.

The following unaudited pro forma condensed combined financial statements give effect to (a) the Mossimo merger and (b) three acquisitions recently completed by us, including: (i) our purchase of certain Mudd (USA) LLC assets in April 2006, (ii) the Rampage brand acquisition in September 2005 and (iii) the Joe Boxer brand acquisition in July 2005, under the purchase method of accounting. They do not give effect to our November 2006 acquisition of the Ocean Pacific brand or our August 2006 purchase of the London Fog trademarks, as such pro forma disclosure is not required with respect to such transactions under the rules and regulations of the Securities and Exchange Commission, referred to as the SEC. These unaudited pro forma condensed combined statements are presented for illustrative purposes only. The pro forma adjustments are based upon available information and certain assumptions that our management believes are reasonable. The unaudited pro forma condensed combined financial statements do not purport to represent what our results of operations would actually have been if the merger and acquisitions had actually occurred at the beginning of the periods presented, nor do they purport to project our results of operations for any future period.

Under the purchase method of accounting, tangible and identifiable intangible assets acquired and liabilities assumed are recorded at their estimated fair values. The estimated fair values, useful lives and amortization of certain assets acquired are based on a preliminary valuation and are subject to final valuation adjustments. The Mossimo, Mudd, Joe Boxer and Rampage trademarks have been determined to have an indefinite useful life and, therefore, consistent with SFAS No. 142, no amortization will be recorded in our consolidated statements of operations. Instead, the related intangible asset will be tested for impairment at least annually, with any related impairment charge recorded to the statement of operations at the time of determining such impairment.

The unaudited pro forma condensed combined balance sheet as of September 30, 2006 assumes that the Mossimo merger had occurred on that date. The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2005 were prepared by combining our historical statement of operations for the year ended December 31, 2005 with the Mossimo, Inc. statements of operations for the year ended December 31, 2005, the Mudd (USA) LLC statements of revenues and direct operating expenses of the assets sold for its fiscal year ended March 31, 2006 and the Joe Boxer and Rampage results of operations prior to the dates of the related acquisitions, giving effect to the merger and each of the acquisitions as though they had occurred at the beginning of the year (January 1, 2005). In addition, the pro forma statements of operation include 21 days of historical operations from July 1, 2005 to July 21, 2005 for Joe Boxer and two and a half months of historical operations from July 1, 2005 to September 15, 2005 for Rampage. The unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2006 were prepared by combining our historical statement of operations for the nine months ended September 30, 2006 with Mossimo Inc.’s historical statements of operations for the nine months ended September 30, 2006 and financial information from the Mudd (USA) LLC statements of revenues and direct operating expenses of the assets sold for the three months ended March 31, 2006 (prior to the date of the related acquisition) giving effect to the merger and the Mudd (USA) LLC asset acquisition as though they had occurred at the beginning of the period (January 1, 2006).

Unaudited pro forma condensed combined balance sheet
As of September 30, 2006
(000’s omitted, except per share information)

			Pro forma adjustments
	Iconix as of 9/30/06 (historical)	Mossimo as of 9/30/06 (historical)	Note (a)	Notes (b)/(c)	Note (d)	Pro forma condensed combined
Assets
Current assets:
Cash (including restricted cash)	$21,255	$25,205	$(1,767)	$15,158	$(23,438)	$36,413
Accounts receivable, net	11,808	5,911	(1,648)	4,263	(4,263)	16,071
Due from affiliate	244	—	—	1,000	—	1,244
Inventories	—	431	(431)	—	—	—
Deferred income taxes	6,691	3,223	—	—	(3,223)	6,691
Prepaid advertising and other	1,854	1,461	(192)	1,269	(1,269)	3,123

Total current assets	41,852	36,231	(4,038)	21,690	(32,193)	63,542

Property and equipment at cost:
Furniture, fixtures and equipment	2,585	2,459	(1,001)	1,458	(1,458)	4,043
Less: accumulated depreciation and amortization	(1,332)	(1,647)	472	(1,175)	1,175	(2,507)

	1,253	812	(529)	283	(283)	1,536
Other assets:
Restricted cash	10,575	—	—	—	—	10,575
Goodwill	42,528	—	—	48,491	—	91,019
Intangibles, net	267,938	81	(81)	145,640	—	413,578
Deferred financing costs, net	3,547	—	—	900	—	4,447
Deferred income taxes	12,597	1,609	—	4,832	(1,609)	17,429
Other	3,274	52	(11)	(204)	(41)	3,070

	340,459	1,742	(92)	199,659	(1,650)	540,118

Total assets	$383,564	$38,785	$(4,659)	$221,632	$(34,126)	$605,196

Liabilities and stockholders equity

Current liabilities:
Accounts payable and accrued expenses	$5,391	$8,306	$(612)	$13,192	$(7,694)	$18,583
Promissory note payable	750	—	—	—	—	750
Accounts payable, subject to litigation	4,886	—	—	—	—	4,886
Current portion of deferred revenue	3,152	—	—	—	—	3,152

Current portion of long term debt	25,549	—	—	10,500	—	36,049

Total current liabilities	39,728	8,306	(612)	23,692	(7,694)	63,420

Deferred rent	—	110	(90)	—	(20)	—
Deferred income taxes	7,939	—	—	49,000	—	56,939
Long term debt	144,882	—	—	79,500	—	224,382

Total liabilities	192,549	8,416	(702)	152,192	(7,714)	344,741

Contingencies and commitments	—	—	—	—	—	—

Stockholders’ equity:
Common stock, $.001 par value—shares authorized 75,000	41	15	—	4	(15)	45
Additional paid-in capital	203,153	41,364	(375)	69,591	(40,989)	272,744
Accumulated other comprehensive income	155	—	—	(155)	—	—
Accumulated earnings (deficit)	(11,667)	(11,010)	(3,582)	—	14,592	(11,667)
Treasury stock—198 shares at cost	(667)	—	—	—	—	(667)

Total stockholders’ equity	191,015	30,369	(3,957)	69,440	(26,412)	260,455

Total liabilities and stockholders’ equity	$383,564	$38,785	$(4,659)	$221,632	$(34,126)	$605,196

See accompanying introduction and notes to unaudited pro forma condensed combined financial statements.

Unaudited pro forma condensed combined statement of operations
For the year ended December 31, 2005
(000’s omitted, except per share information)

	Year ended 12/31/2005 Iconix (historical)	2005 closed acquisitions (historical) Note (e)	2005 closed acquisitions (pro forma adjustments) Note (f)	Year ended 3/31/2006 Mudd (historical)	Mudd pro forma adjustment	Notes	Pro forma Iconix	Year ended 12/31/2005 Mossimo (historical)	Pro forma adjustment note (l)	Pro forma adjustment	Notes	Total pro forma condensed combined	Notes
Net sales	$—	$—	$—	$—	$—		$—	$6,730	$(6,730)	$—		$—
Licensing income	30,156	14,890	—	10,994	8,000	(g)	64,040	24,298	—	—		88,338

Net revenue	30,156	14,890	—	10,994	8,000		64,040	31,028	(6,730)	—		88,338
Cost of goods sold	—	—	—	—	—		—	3,993	(3,993)	—		—

Gross profit	30,156	14,890	—	10,994	8,000		64,040	27,035	(2,737)	—		88,338

Selling, general and administrative expenses	13,880	4,588	835	6,061	868	(h)	26,232	20,294	(4,191)	1,725	(m)	44,060
Special charges	1,466	—	—	—	—		1,466	212	—	—		1,678

Operating income (loss)	14,810	10,302	(835)	4,933	7,132		36,342	6,529	1,454	(1,725)		42,600

Net interest expense (income)	3,902	1,243	2,518	—	4,503	(i)	12,166	(420)	—	9,415	(n)	21,161

Income (loss) before income taxes	10,908	9,059	(3,353)	4,933	2,629		24,176	6,949	1,454	(11,140)		21,439

Provision (benefit) for income taxes	(5,035)	—	1,000	—	2,571	(j)	(1,464)	2,248	—	(3,179)	(o)	(2,395)

Net income (loss)	$15,943	$9,059	$(4,353)	$4,933	$58		$25,640	$4,701	$1,454	$(7,961)		$23,834

Earnings per share:
Basic	$0.51						$0.67					$0.57	(q)

Diluted	$0.46						$0.61					$0.52	(q)

Weighted number of common shares outstanding:
Basic	31,284		6,521		3,269	(k)	38,512			3,608	(p)	42,120

Diluted	34,773		6,521		3,327	(k)	42,059			3,649	(p)	45,708

See accompanying introduction and notes to unaudited pro forma condensed combined financial statements.

Unaudited pro forma condensed combined statement of operations
For the nine months ended September 30, 2006
(000’s omitted, except per share information)

	Nine months ended 9/30/2006 Iconix (historical)	Three months ended 3/31/2006 Mudd (historical)	Pro forma adjustment	Notes	Pro forma Iconix	Nine months ended 9/30/2006 Mossimo (historical)	Pro forma adjustment note (l)	Pro forma adjustment	Notes	Total pro forma condensed combined	Notes
Net sales	$—	$—	$—		$—	$5,537	$(5,537)	$—		$—
Licensing income	53,791	2,607	2,000	(g)	58,398	17,023	—	—		75,421

Net revenue	53,791	2,607	2,000		58,398	22,560	(5,537)	—		75,421
Cost of goods sold	—	—	—		—	2,875	(2,875)	—		—

Gross profit	53,791	2,607	2,000		58,398	19,685	(2,662)	—		75,421

Selling, general and administrative expenses	17,572	3,107	217	(h)	20,896	16,397	(2,946)	1,294	(m)	35,641
Special charges	1,900	—	—		1,900	—	—	—		1,900

Operating income (loss)	34,319	(500)	1,783		35,602	3,288	284	(1,294)		37,880

Net interest expense (income)	7,991	—	1,126	(i)	9,117	(672)	8	7,189	(n)	15,642

Income (loss) before income taxes	26,328	(500)	657		26,485	3,960	276	(8,483)		22,238

Provision (benefit) for income taxes	2,680	—	53	(j)	2,733	1,606	—	(3,050)	(o)	1,289

Net income (loss)	$23,648	$(500)	$604		$23,752	$2,354	$276	$(5,433)		$20,949

Earnings per share:
Basic	$0.62				$0.60					$0.49	(q)

Diluted	$0.54				$0.53					$0.43	(q)

Weighted number of common shares outstanding:
Basic	38,075		1,223	(k)	39,298			3,608	(p)	42,906

Diluted	43,469		1,300	(k)	44,769			3,650	(p)	48,419

See accompanying introduction and notes to unaudited pro forma condensed combined financial statements.

Unaudited pro forma condensed combined financial statements

The financial information presented in the unaudited pro forma condensed combined financial statements is based on amounts and adjustments that our management believes to be factually supportable. We have made no attempt to include forward looking assumptions in such information.

Notes to unaudited pro forma condensed combined financial statements:

(a)    Represents the elimination of Modern Amusement’s assets and liabilities resulting from the sale by Mossimo, Inc. of this subsidiary prior to the completion of the merger.

(b)    Reflects the preliminary allocation of cost associated with the Mossimo merger under the purchase method of accounting as though the merger occurred on September 30, 2006, and the impact of the financing associated with the merger.

Total purchase price was determined as follows:

(000’s omitted except share information)

Cash paid at closing to Mossimo stockholders	$67,532
Cash paid at closing to Cherokee	33,000

Total cash paid at closing		$100,532

Fair value of 3,608,810 shares of our common stock, $.001 par value, at $18.50 fair market value per share(1)	66,763
Value of the contingent share right relating to fair market value thresholds guaranteed in the merger consideration (1)	769
Value of 250,000 warrants ($15.93 exercise price) issued as a cost of the merger	2,063

Total equity consideration		69,595

Shares of Mossimo stock previously acquired by Iconix		745

Buyout of Mossimo employee stock option agreements		950

Estimated liability related to possible additional payment for buyout of Mossimo employee stock option agreements		12

Other estimated costs of the merger, including $4.5 million to be paid after the closing of the merger		5,232

Total		$177,066

(1)
The target value of the shares of our common stock issued at closing totals $67.5 million and represents the lowest total value at which additional shares, referred to as the contingent shares, would not be required to be issued. This amount is calculated by multiplying 3,608,810, the number of shares issued by us as initial merger consideration, by $18.71. In the event that our common stock does not trade at or above $18.71 for 20 consecutive business days during the 12 months ending October 31, 2007, contingent shares will be required to be issued and, as discussed in note (p) below, have been illustrated as part of these pro forma financial statements.

The preliminary purchase price allocation to the fair value of the assets acquired and liabilities assumed, is as follows:

(000’s omitted)

Trademarks	$140,000
License agreements	3,140
Non-compete agreements	2,500
Assumed obligation under Cherokee contract	(8,100)
Allocation of Cherokee contract buyout	8,100
Cash acquired (including cash received from the sale of Modern Amusement of $2,236)	27,441
Note receivable, related to sale of Modern Amusement	1,500
Accounts receivable and other current assets	5,573
Fixed assets	283
Deferred tax asset	4,832
Accounts payable and accruals	(7,694)
Deferred tax liability	(49,000)
Goodwill	48,491

Total	$177,066

(c)    Represents the recording of the cash paid, debt acquired, equity issued and the elimination of our investment in Mossimo, in association with the merger with Mossimo.

In connection with the Mossimo merger, our wholly owned subsidiary, Mossimo Holdings, which we formed for the purpose of the merger and whose activities are limited to acquiring intellectual property assets, exploiting and maintaining such assets and borrowing funds in connection with those activities, obtained a loan from Merrill Lynch Mortgage Capital Inc. in the amount of $90.0 million. The loan is secured by the Mossimo trademarks, license agreements, including the proceeds therefrom, and related intellectual property assets, which we simultaneously sold to Mossimo Holdings upon the closing of the merger. The note evidencing the loan bears interest at a variable rate equal to the three-month LIBOR plus 5.125% per annum, matures on December 18, 2008, with principal payable in quarterly payments totaling $10.5 million in the first year and $10.8 million in the second year, with the balance due upon maturity. The $90.0 million in proceeds from this secured loan, together with $17.5 million of the cash that was acquired in connection with the merger, is being used by us as follows: $67.5 million was used to pay the cash portion of the initial merger consideration; $33.0 million was paid to Cherokee Inc., as described above; approximately $950,000 was used to buy out the cancelled Mossimo stock options as described above; approximately $5.2 million was or will be used to pay costs associated with the merger; and $900,000 was used to pay costs associated with the loan financing. The costs of $900,000 relating to the $90.0 million loan have been deferred and are being amortized over the life of the loan, using the effective interest method.

(d)    Represents the elimination of the historical values of Mossimo’s assets and liabilities.

(e)    Represents historical information for the 2005 closed acquisitions for the Joe Boxer acquisition for the period from January 1, 2005 to July 21, 2005 and for the Rampage acquisition for the period from January 1, 2005 to September 15, 2005 derived from the following amounts:

(000’s omitted)	Joe Boxer 1/1/05 - 6/30/05	Joe Boxer 7/1/05 - 7/21/05	Rampage 1/1/05 - 6/30/05	Rampage 7/1/05 - 9/15/05	2005 closed acquisitions (historical)
Licensing income	$7,978	$1,161	$3,899	$1,852	$14,890

SG&A	2,015	246	1,542	785	4,588

Operating income	5,963	915	2,357	1,067	10,302
Interest expense—net	290	35	684	234	1,243

Income before income taxes	5,673	880	1,673	833	9,059
Provision (benefit) for income taxes	—	—	—	—	—

Net income (loss)	$5,673	$880	$1,673	$833	$9,059

(f)    Represents pro forma adjustments for the 2005 closed acquisitions for the Joe Boxer acquisition for the period from January 1, 2005 to July 21, 2005 and for the Rampage acquisition for the period from January 1, 2005 to September 15, 2005 and is comprised of:

(000’s omitted)	Joe Boxer 1/1/05 - 6/30/05	Joe Boxer 7/1/05 - 7/21/05	Rampage 1/1/05 - 6/30/05	Rampage 7/1/05 - 9/15/05	2005 closed acquisitions (pro forma adjustments)
Licensing income	$—	$—	$—	$—	$—

SG&A	340	42	320	133	835	(1)

Operating income	(340)	(42)	(320)	(133)	(835)
Interest expense—net	1,744	214	317	243	2,518	(2)

Income before income taxes	(2,084)	(256)	(637)	(376)	(3,353)
Provision (benefit) for income taxes	1,000	—	—	—	1,000	(3)

Net income (loss)	$(3,084)	$(256)	$(637)	$(376)	$(4,353)

Weighted number of common shares outstanding:
Basic		4,350		2,171	6,521	(4)
Diluted		4,350		2,171	6,521

(1)
For Joe Boxer, represents the six months and 21 days of additional amortization of acquired intangible assets of $1.3 million on a straight line basis over the remaining contract period of 2.5 years (approximately $299,000 in total) and the deferred refinancing fees of $1.0 million incurred in the related financing arrangement over the seven-year life of the debt (approximately $83,000 in total). For Rampage, represents the eight months and 15 days of additional amortization of acquired Rampage licensing contracts of $550,000, Rampage domain name of $230,000 and non-compete agreement of $600,000, on a straight line basis over the remaining contract period of three, five and two years, respectively (approximately $375,000 in total), as well as amortization of the deferred financing fees of $774,000 which is amortized over the seven-year life of the related debt (approximately $78,000 in total).

(2)
For Joe Boxer, represents the incremental interest expense at the historical interest rate of 8.45% related to refinancing incurred as part of the acquisition. For Rampage, represents the incremental interest expense at the historical interest rate of 8.1% related to refinancing incurred as part of the acquisition.

(3)
Represents the additional deferred income tax provision that would have been recorded against the incremental earnings generated from the acquired Joe Boxer business based on the amount of deferred tax asset recorded in the related purchase accounting.

(4)	Represents the shares of our common stock that were issued as part of the Joe Boxer and Rampage acquisitions.

(g)    Represents guaranteed minimum royalty revenues to be earned by us from the core jeans licensee, Mudd (USA) LLC, under the license agreement we signed with it as part of the acquisition. This license agreement is a two-year contract with guaranteed minimum payments to us of $8.0 million per year. Prior to the acquisition, revenue from the seller’s jeans business was included in other of its operations that were not sold to us, which operations included businesses focused on the design, manufacture and sales of apparel goods.

(h)    Represents adjustments related to the amortization of the value assigned to the acquired Mudd licensing contracts of $700,000, Mudd domain name of $340,000 and non-compete agreement of $1.4 million, on a straight line basis over the remaining contract period or estimated lives of two, five and four years, respectively (approximately $768,000 annually). Additionally includes approximately $100,000 annually for contractual compensation expense related to the management of the brand.

(i)    Represents interest expense at a fixed interest rate of 8.99% related to incremental financing incurred for the Mudd acquisition (approximately $4.4 million annually) and amortization of deferred financing fees incurred in closing the Mudd financing arrangement over the five-year term of the financed debt (approximately $98,000 annually).

(j)    Represents the provision for income taxes at a 34% effective rate related to the pro forma adjustments to income and the historical pre-tax income. The taxes were not historically reflected due to the entity’s prior status as a limited liability company.

(k)    Represents the effect of the shares of our common stock and warrants that we issued as part of the Mudd acquisition.

(l)    Represents the elimination of Modern Amusement from the Mossimo historical operations.

(m)    Represents adjustments related to the amortization of the acquired Mossimo licensing contracts and non-compete agreement on a straight line basis over the remaining contract periods of 3.25 and 5.25 years, respectively (approximately $1.5 million annually). Additionally it includes $250,000 annually for the consulting agreement with Mossimo Giannulli.

(n)    Represents interest expense at the current interest rate of 10.50% (LIBOR of 5.37% plus 5.125%) related to incremental financing incurred as part of the Mossimo merger of approximately $8.9 million for the year ended December 31, 2005 and approximately $6.8 million for the nine months ended September 30, 2006. Additionally, it includes amortization of the deferred financing fees incurred in closing the Mossimo financing arrangement over the life (25.5 months) of the financed debt of $492,000 for the year ended December 31, 2005 and approximately $369,000 for the nine months ended September 30, 2006.

(o)    Represents the additional income tax provision/(benefit) at a 34% effective rate that would have been recorded against the pro forma adjustments to income and the historical pre-tax income.

(p)    Represents the 3,608,810 shares of our common stock issued upon the closing of the Mossimo merger and also includes 40,965 contingent shares (the maximum number of contingent shares that would be issued if our common stock does not trade at $18.71 per share and stay above that share price for at least 20 consecutive trading days during the 12-month measurement period ending October 31, 2007). In the event that our common stock does trade above $18.71 per share for the requisite number of trading days during the measurement period, no contingent shares will be issued. In the event that it does not trade above $18.71 for the requisite number of trading days during such period, the number of contingent shares to be issued will be calculated by first, multiplying 3,608,810, the number of shares issued by us upon the closing of the merger, by the difference between (a) $18.71 and (b) the greater of $18.50 and the highest 20 consecutive trading day average closing sale price during the measurement period, and then, dividing the product obtained by (b). If additional shares become issuable pursuant to the contingent share rights, former Mossimo stockholders will receive such contingent shares by November 28, 2007, subject to certain exceptions in the case of calculation disputes.

The target value of the 3,608,810 shares issued by us at the closing of the merger totals $67.5 million and represents the lowest total value at which contingent shares will not be required to be issued. This amount is calculated by multiplying 3,608,810 by $18.71. In the event that our common stock does not trade at or above $18.71 for 20 consecutive trading days during the 12 months ending October 31, 2007, contingent shares will be required to be issued and, as discussed above, have been accounted for as part of these pro forma financial statements.

(q)    Below is a summary of the calculation used to determine pro forma basic and diluted earnings per share for the periods ended December 31, 2005 and September 30, 2006:

	For the year ended December 31, 2005		For the nine months ended September 30, 2006
(000’s omitted except per share information)	Basic	Diluted	Basic	Diluted
Pro forma net income	23,834	23,834	20,949	20,949

Weighted number of shares outstanding, as reported in Iconix 2005 Form 10-K/A and 2006 Form 10-Q for the period ended September 30, 2006	31,284	34,773	38,075	43,469
Add: Incremental shares for pre-acquisition periods:
Joe Boxer (total amount of shares issued)	2,419	2,419	N/A	N/A
Rampage (total amount of shares issued)	1,540	1,540	N/A	N/A

Subtotal prior to 2006 completed transaction	35,243	38,732	38,075	43,469
Add: Incremental shares for pre-acquisition periods:
Mudd (total amount of shares issued)	3,269	3,269	1,223	1,223
Mudd related warrants(1)	—	58	—	77

Subtotal prior to merger transaction	38,512	42,059	39,298	44,769

Number of shares issued to Mossimo stockholders at closing of merger	3,608	3,608	3,608	3,608
Mossimo related warrants(1)	—	—	—	1
Mossimo contingent shares (based on a per share value of $18.50, the average closing sale price of our common stock for the three days prior to the closing of the merger)(2)	—	41	—	41

Pro forma common and diluted shares outstanding	42,120	45,708	42,906	48,419

Earnings per share	$0.57	$0.52	$0.49	$0.43

(1)	Warrants include in the diluted share amount were calculated using the treasury stock method.
(2)	See note (p) for detail.

Additionally, as of December 31, 2005, of a total of 8,373,292 potentially dilutive shares relating to stock options, 7,321,305 were included in the computation of diluted earnings per share. At September 30, 2006, of a total 7,814,985 potentially dilutive shares relating to stock options, 7,200,545 were included in the computation of diluted earnings per share. There were no potentially dilutive securities excluded from the calculation of pro forma diluted earnings per share because their inclusion would have been antidilutive.

Legal Matters

Blank Rome LLP of New York, New York will pass upon the validity of the shares of common stock being offered by this prospectus.

Experts

The financial statements and schedules and management’s report on the effectiveness of internal control over financial reporting of Iconix Brand Group, Inc. incorporated by reference in this prospectus have been audited by BDO Seidman, LLP, an independent registered public accounting firm, to the extent and for the periods set forth in its reports incorporated herein by reference, and are incorporated herein in reliance upon such reports given upon the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Mossimo, Inc. as of December 31, 2005 and 2004, and for each of the years in the three-year period ended December 31, 2005, have been included in this prospectus and in the registration statement of which it forms a part in reliance upon the report of KPMG LLP, an independent registered public accounting firm, included elsewhere herein and in the registration statement, and upon the authority of said firm as experts in accounting and auditing.

The financial statements of Mudd (USA) LLC incorporated by reference in this prospectus have been audited by BDO Seidman, LLP, an independent registered public accounting firm, to the extent and for the periods set forth in its report incorporated herein by reference, and are incorporated herein in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

The financial statements of Joe Boxer Company, LLC incorporated by reference in this prospectus have been audited by BDO Seidman, LLP, an independent registered public accounting firm, to the extent and for the periods set forth in its report incorporated herein by reference, and are incorporated herein in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

The financial statements of Rampage Licensing, LLC incorporated by reference in this prospectus (including schedules appearing therein) have been incorporated by reference herein in reliance upon the reports of Cohn Handler & Co., Rampage’s independent public accounting firm, as set forth in their report incorporated by reference herein, and have been incorporated in this prospectus by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Where You Can Find More Information

We are subject to the informational requirements of the Securities Exchange Act of 1934 and we file reports and other information with the SEC.

You may read and copy any of the reports, statements, or other information we file with the SEC at the SEC’s Public Reference Section at 100 F Street, N.E., Washington, D.C. 20549 at prescribed rates. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains a Web site at http://www.sec.gov that contains reports, proxy statements and other information regarding issuers that file electronically with the SEC. The Nasdaq Stock Market maintains a Web site at http://www.nasdaq.com that contains reports, proxy statements and other information filed by us.

Incorporation of Certain Documents By Reference

We have filed with the SEC, Washington, D.C., a registration statement on Form S-3 under the Securities Act of 1933, covering the securities offered by this prospectus. This prospectus does not contain all of the information that you can find in our registration statement and the exhibits to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance such statement is qualified by reference to each such contract or document filed or incorporated by reference as an exhibit to the registration statement.

The SEC allows us to “incorporate by reference” the information we file with them. This means that we may disclose important information to you by referring you to other documents filed separately with the SEC. The information we incorporate by reference in this prospectus is legally deemed to be a part of this prospectus, and later information that we file with the SEC will automatically update and supersede the information in this prospects and the documents listed below. We incorporate the documents listed below:

The following documents filed by us with the SEC are hereby incorporated by reference in this prospectus:

our current reports on Form 8-K filed with the SEC on January 5, 2006, April 6, 2006, April 17, 2006, April 27, 2006, June 8, 2006, August 15, 2006, August 17, 2006, August 24, 2006, September 1, 2006, September 28, 2006, October 25, 2006, November 2, 2006, November 6, 2006, November 9, 2006, November 21, 2006, December 13, 2006 and December 21, 2006 and amendments to current reports on Form 8-K/A filed with the SEC on October 7, 2005, October 14, 2005, December 2, 2005, June 27, 2006, December 21, 2006 and January 12, 2007;

our annual report on Form 10-K for the fiscal year ended December 31, 2005, filed with the SEC on March 21, 2006, and our annual report on Form 10-K/A for the fiscal year ended December 31, 2005, filed with the SEC on September 28, 2006;

our quarterly report on Form 10-Q for the three months ended March 31, 2006, filed with the SEC on May 10, 2006;

our quarterly report on Form 10-Q for the three months ended June 30, 2006, filed with the SEC on August 10, 2006;

our quarterly report on Form 10-Q for the three months ended September 30, 2006, filed with the SEC on November 7, 2006;

the description of our common stock and our preferred share purchase rights contained in our registration statements on Form 8-A, filed with the SEC and all amendments or reports filed by us for the purpose of updating those descriptions.

All reports and other documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference in this prospectus and to be part hereof from the dates of filing of such reports and other documents; provided, however, that we are not incorporating any information furnished under either Item 2.02 or Item 7.01 of any Current Report on Form 8-K.

We hereby undertake to provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon written or oral request of any such person, a copy of any and all of the information that has been or may be incorporated by reference in this prospectus, other than exhibits to such documents, unless the exhibits are specifically incorporated by reference into the documents that this prospectus incorporates. Requests for such copies should be directed to our corporate secretary, at the following address or by calling the following telephone number:

Iconix Brand Group, Inc.
1450 Broadway
New York, New York 10018
(212) 730-0030

We have not authorized anyone else to provide you with information different from that contained or incorporated by reference in this prospectus. This prospectus is not an offer to sell nor is it a solicitation of an offer to buy any security in any jurisdiction where the offer or sale is not permitted. Neither the delivery of this prospectus nor any sale made under this prospectus shall, under any circumstances, imply that there has been no change in our affairs since the date of this prospectus or that the information contained in this prospectus or incorporated by reference herein is correct as of any time subsequent to its date.

INDEX TO FINANCIAL STATEMENTS

MOSSIMO, INC. AND SUBSIDIARY

MOSSIMO, INC. AND SUBSIDIARY
CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Stockholders
Mossimo, Inc.:
We have audited the accompanying consolidated balance sheets of Mossimo, Inc. and subsidiary as of December 31, 2005 and 2004, and the related consolidated statements of earnings, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mossimo, Inc. and subsidiary as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Los Angeles, California
March 24, 2006

MOSSIMO, INC.
CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS, EXCEPT SHARE DATA)

	December 31,
	2005	2004
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$19,658	$4,903
Restricted cash	726	413
Investments	—	4,800
Accounts receivable, net	4,372	2,908
Merchandise inventory	101	539
Deferred income taxes	4,004	1,869
Prepaid expenses and other current assets	388	436

Total current assets	29,249	15,868
PROPERTY AND EQUIPMENT, at cost, net of accumulated depreciation and amortization	893	1,117
DEFERRED INCOME TAXES	1,923	6,068
GOODWILL	—	212
TRADENAME	90	112
OTHER ASSETS	79	96

	$32,234	$23,473

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$884	$352
Accrued liabilities	503	809
Accrued commissions	388	258
Accrued bonuses	3,458	206

Total current liabilities	5,233	1,625
DEFERRED RENT	128	135

Total liabilities	5,361	1,760
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS’ EQUITY:
Preferred stock, par value $.001; authorized shares 3,000,000; no shares issued or outstanding	—	—
Common stock, par value $.001; authorized shares 30,000,000; issued and outstanding 15,828,754 at December 31, 2005 and 15,738,442 at December 31, 2004	15	15
Additional paid-in capital	40,222	39,763
Accumulated deficit	(13,364)	(18,065)

Net stockholders’ equity	26,873	21,713

	$32,234	$23,473

See accompanying notes to consolidated financial statements

MOSSIMO, INC.
CONSOLIDATED STATEMENTS OF EARNINGS
(IN THOUSANDS, EXCEPT PER SHARE DATA)

	YEARS ENDED DECEMBER 31,
	2005	2004	2003
Revenue from license royalties and design service fees	$24,298	$18,714	$19,895
Product sales	6,730	1,821	—

Total revenues	31,028	20,535	19,895
Operating expenses:
Cost of product sales	3,993	1,241	—
Selling, general and administrative	20,294	14,843	12,834
Goodwill impairment loss	212	—	—
Settlement costs of disputed commissions	—	71	643

Total operating expenses	24,499	16,155	13,477

Operating earnings	6,529	4,380	6,418
Interest income	420	104	23

Earnings before income taxes	6,949	4,484	6,441
Income taxes	2,248	1,783	1,875

Net earnings	$4,701	$2,701	$4,566

Net earnings per common share:
Basic	$0.30	$0.17	$0.29

Diluted	$0.30	$0.17	$0.29

Weighted average common shares outstanding:
Basic	15,751	15,738	15,613

Diluted	15,784	15,759	15,658

See accompanying notes to consolidated financial statements

MOSSIMO, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(IN THOUSANDS)

	COMMON STOCK		ADDITIONAL PAID-IN CAPITAL	ACCUMULATED DEFICIT	TOTAL
	SHARES	AMOUNT
BALANCE, December 31, 2002	15,488	$15	$38,797	$(25,332)	$13,480
Exercise of stock options	250	—	749	—	749
Income tax benefit from exercise of stock options	—	—	217	—	217
Net earnings	—	—	—	4,566	4,566

BALANCE, December 31, 2003	15,738	15	39,763	(20,766)	19,012
Net earnings	—	—	—	2,701	2,701

BALANCE, December 31, 2004	15,738	15	39,763	(18,065)	21,713
Exercise of stock options	90		418		418
Income tax benefit from exercise of stock options			41		41
Net earnings	—	—	—	4,701	4,701

BALANCE, December 31, 2005	15,828	$15	$40,222	$(13,364)	$26,873

See accompanying notes to consolidated financial statements

MOSSIMO, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN THOUSANDS)

	YEARS ENDED DECEMBER 31,
	2005	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$4,701	$2,701	$4,566
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	427	329	257
Inventory write-down	328	—	—
Deferred rent	(7)	—	—
Provision for bad debt	88
Deferred income taxes	1,458	1,171	1,109
Goodwill impairment	212
Changes in:
Restricted cash	—	4,585	(4,585)
Accounts receivable	(1,552)	(876)	(81)
Merchandise inventory	110	(539)	—
Prepaid expenses and other current assets	48	(154)	(158)
Other assets	17	154	(152)
Accounts payable	532	(173)	(407)
Accrued liabilities	287	(569)	181
Accrued commissions	130	(4,993)	2,590
Accrued bonuses	3,252	94	(953)

Net cash provided by operating activities	10,031	1,730	2,367

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sale of available-for-sale securities	4,800	3,950	—
Purchases of available-for-sale securities	—	(3,750)	(5,000)
Payments for acquisition of property and equipment	(181)	(946)	(129)
Acquisition of Modern Amusement	—	(375)	—

Net cash provided by (used in) investing activities	4,619	(1,121)	(5,129)

CASH FLOWS FROM FINANCING ACTIVITIES:
Restricted cash—certificates of deposit	(313)	(413)	—
Proceeds from issuance of common stock	418	—	749
Payments of loan payable	—	—	(1,066)

Net cash provided by (used in) financing activities	105	(413)	(317)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	14,755	196	(3,079)
CASH AND CASH EQUIVALENTS, beginning of year	4,903	4,707	7,786

CASH AND CASH EQUIVALENTS, end of year	$19,658	$4,903	$4,707

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the year for interest	$—	$—	$10

Cash paid during the year for state income taxes	$415	$60	$640

See accompanying notes to consolidated financial statements

MOSSIMO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1. Summary business description and significant accounting policies
Mossimo, Inc. (the Company) is a Delaware corporation formed in November 1995, and presently operates as a designer and licensor of apparel and related products. A substantial amount of the Company’s revenue is derived under an agreement with Target Corporation as further described below.
In January 2004 the Company acquired substantially all the assets of Modern Amusement LLC through a wholly owned subsidiary, Modern Amusement, Inc. (“Modern Amusement”). Modern Amusement designs, merchandises, sources, markets, sells and distributes wholesale apparel and related accessories for young men. The products are offered at moderate to upper price points thru traditional specialty store and better department store distribution channels.
Licensing agreements
The Company entered into a multi-year licensing and design services agreement with Target Corporation (“Target”) in March 2000, subsequently amended in February 2002, and in February and June 2003, hereinafter referred to as the “Target Agreement”. Under the terms of the Target Agreement, Target has the exclusive license, for production and distribution through Target stores, of substantially all Mossimo products sold in the United States.
Under the Target Agreement the Company provides design services and has approval rights for product design, marketing and advertising materials. Target collaborates on design and is responsible for product development, sourcing, quality control and inventory management with respect to the Target licensed product line. Target is obligated to pay the Company design service fees and license royalty fees. Total fees payable by Target are based upon a percentage of Target’s net sales of Mossimo branded products, with minimum total guaranteed fees of approximately $9.6 million annually. Target fees are based on net sales achieved multiplied by a rate, as defined in the Target Agreement. The Company pays a 15 percent commission, based on fees received from Target, to a third party who assisted the Company in connection with entering into the initial agreement with Target. The Target Agreement is subject to early termination under certain circumstances. If Target is current with payments of its obligations under the Target Agreement, Target has the right to renew the Target Agreement, on the same terms and conditions, for additional terms of two years each. In January 2003, Target exercised its first renewal option extending the Target Agreement through January 31, 2006. In January 2005, Target exercised its second renewal option extending the Target Agreement through January 31, 2008. The next renewal option could be exercised by Target on or before January 2007, this renewal option could extend the Target Agreement thru January 2010, if it is exercised by Target.
In addition to the Target Agreement, the Company also licenses its trademarks and provides design services outside of the United States, and also licenses its trademarks for use in collections of eyewear and women’s swimwear and body-wear sold in Target stores in the United States.
In May 2002, the Company entered into an agreement with Hudson’s Bay Company. Under the agreement, the Company provided product design services, and granted a license for the Mossimo trademark to Hudson’s Bay Company exclusively in Canada, in return for license royalties and design service fees. Hudson’s Bay Company collaborated on product design, and was responsible for manufacturing, importing, marketing, advertising, selling and distributing merchandise bearing the Mossimo trademark. The initial term of the agreement was three years beginning in May 2002. The agreement expired in May of 2005, we expect to receive royalty payments through the third quarter of 2006. There are no plans to renew the agreement.

MOSSIMO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Basis of presentation
The consolidated financial statements include the accounts of Mossimo, Inc. and its wholly-owned subsidiary, Modern Amusement, Inc. All significant intercompany balances and transactions have been eliminated in consolidation.
Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Revenue recognition
Revenue from license royalties and design service fees are recognized in accordance with the terms of the underlying agreements, which is generally after the design services are performed, and as the licensee achieves sales of the Company’s products. During the periods presented herein, a substantial amount of the Company’s revenue from license royalties and design fees were generated under the Target Agreement under a rate that declines as the contract year progresses and Target achieves certain levels of retail sales. Accordingly, the Company’s revenues from Target decrease as the year progresses. The declining rate is reset each contract year beginning on February 1. Revenue recognized in the first and second quarters of the Company’s calendar year in connection with the Target Agreement is significantly higher than in the third and fourth quarters of the Company’s calendar year due to the declining rates in the Target Agreement. Revenue from license royalties and design service fees are generally collected on a quarterly basis, and they range from one percent to five percent of sales, as defined in the respective agreements.
Modern Amusement recognizes wholesale operations revenue from the sale of merchandise when products are shipped, FOB Modern Amusement’s distribution facilities, and the customer takes title and assumes risk of loss, collection is reasonably assured, pervasive evidence of an arrangement exists, and the sales price is fixed or determinable.
Cash and cash equivalents
Cash and cash equivalents include temporary investment of cash in liquid interest bearing accounts with original maturities of 30 days or less.
Investments
Short-term investments, which consist of market auction rate preferred securities are classified as “available for sale” under the provisions of SFAS No. 115, “Accounting for certain investments in debt and equity securities.” Accordingly, the short-term investments are reported at fair value, with any unrealized gains and losses included as a separate component of stockholders’ equity, net of applicable taxes. Realized gains and losses, interest and dividends are included in interest income. The fair value of the short-term investments approximated cost at December 31, 2004. There were no investments on hand at December 31, 2005.

MOSSIMO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Inventories
We maintain inventories for the Modern Amusement segment of our business. Inventories are valued at the lower of cost (first-in, first-out) or market. The Company continually evaluates its inventories by assessing slow moving current product as well as prior seasons’ inventory. Market value of non-current inventory is estimated based on the impact of market trends, an evaluation of economic conditions and the value of current orders relating to the future sales of this type of inventory. During 2005, the company wrote-down certain inventories by $328,000 to their net realizable value.
Property and equipment
Property and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation is calculated using the straight-line method over the estimated useful life of the asset, which is generally three to seven years for furniture, fixtures, and equipment. Amortization of leasehold improvements is calculated using the straight line method over the shorter of its useful life or the remaining term of the lease. The Company evaluates the impairment of long-lived assets when certain triggering events occur. If such assets are determined to be impaired, a write-down to fair market value is recorded.
Goodwill and tradename
Goodwill represents the excess of costs over fair value of assets of businesses acquired. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of FASB Statement No. 142, Goodwill and Other Intangible Assets. Intangible assets with estimable useful lives are amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with FASB Statement No. 144, Accounting for Impairment or Disposal of Long-Lived Assets.
Segments
The Company operates in two business segments: Mossimo and Modern Amusement (Modern). In accordance with SFAS No. 131, “Disclosure about segments of an enterprise and related information”, the Company’s principal segments are divided between the generation of revenues from products and royalties. The Mossimo segment derives its revenues from royalties associated from the use of its brand names primarily with Target. The Modern segment derives its revenues from the design, and distribution of apparel to department stores and other retail outlets, principally throughout the United States.
Income taxes
The Company accounts for income taxes in accordance with SFAS No. 109, “Accounting for income taxes”. Deferred income taxes are provided for temporary differences between the amounts of assets and liabilities for financial and tax reporting purposes. Deferred tax assets are reduced by a valuation allowance when it is estimated to be more likely than not that some portion of the deferred tax assets will not be realized. Accounting for income taxes are further explained in Note 5.
Stock-based compensation
The Company accounts for stock-based compensation in accordance with Accounting Principles Board (APB) Opinion No. 25, “Accounting for stock issued to employees”, and related interpretations. The Company

MOSSIMO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

follows the pro forma disclosure requirements of SFAS No. 123, “Accounting for stock-based compensation”, which require presentation of the pro forma effect of the fair value based method on net income and net income per share in the financial statement footnotes.
If compensation expense was determined based on the fair value method, the Company’s net earnings and net earnings per share would have resulted in the approximate pro forma amounts indicated below for the years ended December 31, 2005, 2004 and 2003 (in thousands, except per share data):

	2005	2004	2003
	(in thousands, except for per share data)
Net earnings as reported	$4,701	$2,701	$4,566
Add: Stock-based employee compensation expense included in reported net earnings	—	—	—
Deduct: Total stock-based employee compensation expense determined under the fair value method	(63)	(305)	(298)

Pro forma net earnings	$4,638	$2,396	$4,268

Earnings per share:
Basic—as reported	$0.30	$0.17	$0.29
Basic—pro forma	$0.29	$0.15	$0.27
Diluted—as reported	$0.30	$0.17	$0.29
Diluted—pro forma	$0.29	$0.15	$0.27
The fair value of each option grant was estimated as of the grant date using the Black-Scholes option-pricing model for the years ended December 31, 2005, 2004 and 2003, assuming risk-free interest rates of approximately 4.43 percent, 3.7 percent, and 1.9 percent, respectively; volatility of approximately 80 percent, 45 percent, and 50 percent, respectively; zero dividend yield; and expected lives of five years for all periods.
Fair value of financial instruments
The Company’s balance sheets include the following financial instruments: cash and cash equivalents, restricted cash, securities available-for-sale, accounts receivable, accounts payable, accrued liabilities, accrued commissions, and accrued bonuses. The Company considers the carrying value of these instruments to approximate fair value for these instruments because of the relatively short period of time between origination and their expected realization or settlement.
Computation of per share amounts
Basic and diluted earnings per share are computed using the methods prescribed by SFAS 128, “Earnings per Share.” Basic income per share is computed as net income divided by the weighted average number of common shares outstanding during the period. Diluted earnings per share gives effect to all potential dilutive common share equivalents outstanding during the period. The computation of diluted earnings per share does not assume the exercise of securities that would have an anti-dilutive effect.

MOSSIMO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The computation of basic and diluted earnings per common share for income from continuing operations is as follows (in thousands, except per share data):

	2005	2004	2003
	(in thousands, except for per share data)
Income available to common shareholders—basic and diluted	$4,701	$2,701	$4,566

Basic weighted average common shares	15,751	15,738	15,613
Incremental shares related to stock options	33	21	45

Diluted weighted average common shares	15,784	15,759	15,658

Net earnings per share:
Basic earnings per common share	$0.30	$0.17	$0.29
Diluted earnings per common share	$0.30	$0.17	$0.29
Potential common shares excluded from diluted earnings per share since their effect would be antidilutive—stock options	342	468	554

Impact of recently adopted accounting pronouncements
In May 2005, the FASB issued SFAS No. 154, “Accounting changes and error corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3.” This statement applies to all voluntary changes in accounting principle and changes required by an accounting pronouncement where no specific transition provisions are included. SFAS No. 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. Retrospective application is limited to the direct effects of the change; the indirect effects should be recognized in the period of the change. This statement carries forward without change the guidance contained in APB Opinion No. 20 for reporting the correction of an error in previously issued financial statements and a change in accounting estimate. However, SFAS No. 154 redefines restatement as the revising of previously issued financial statements to reflect the correction of an error. The provisions of SFAS No. 154 are effective for accounting changes and corrections of errors made in fiscal periods that begin after December 15, 2005, although early adoption is permitted. The Company does not anticipate that the implementation of this standard will have a material impact on its financial condition and results of operations.
In December 2004, the FASB issued SFAS No. 123R (revised 2004), “Share-based payment.” SFAS No. 123R addresses the accounting for share-based payment transactions in which a company receives employee services in exchange for either equity instruments of the company or liabilities that are based on the fair value of the company’s equity instruments or that may be settled by the issuance of such equity instruments. SFAS No. 123R eliminates the ability to account for share-based compensation transactions using the intrinsic method that is currently used and requires that such transactions be accounted for using a fair value-based method and recognized as expense in the consolidated statement of operations. SFAS No. 123R is effective for the Company on January 1, 2006. Accordingly, the Company will adopt SFAS No. 123R in our first quarter of 2006. See Note 1 Summary of business description and significant accounting policies—stock-based compensation for the pro forma effects of how SFAS No. 123R would have affected results of operations in 2005, 2004 and 2003. We are currently assessing the impact this prospective change in accounting guidance will have on our financial condition and results of operations, but we believe that the impact will not be material.

MOSSIMO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In November 2004, the FASB issued SFAS No. 151, “Inventory costs, an amendment of accounting research bulletin No. 43, chapter 4.” SFAS No. 151 requires that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) be recorded as current period charges and that the allocation of fixed production overhead to inventory be based on the normal capacity of the production facilities. SFAS No. 151 is effective for the Company on January 1, 2006. The Company does not believe that the adoption of SFAS No. 151 will have a material impact on its consolidated financial statements.
In November 2002, the FASB issued FASB Interpretation No. 45 (“FIN 45”), “Guarantor’s accounting and disclosure requirements for guarantees, including indirect guarantees of indebtedness of others”. This interpretation clarifies the requirements of a guarantor in accounting for and disclosing certain guarantees issued and outstanding. The initial recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued after December 31, 2002. The Company licenses its trademarks, provides design services and has approval rights for product design, marketing and advertising materials under licensing and design service agreements which include certain provisions for indemnifying the licensee. As an element of its standard commercial terms, the Company includes an indemnification clause in its licensing and design services agreements that indemnifies the licensee against liability and damages arising from any claims, suits, damages, or costs relating to the breach of any warranty, representation, term or condition made or agreed to by its licensees involving the manufacture, packaging, distribution, promotion, sale, marketing, advertising or other use of the trademarks under license. We believe that our policies and practices limit our exposure related to the indemnification provisions of the license and design services agreements. For several reasons, including the lack of prior indemnification claims and the lack of monetary liability limit for certain infringement cases under the license and design services agreements, we cannot determine the maximum amount of potential future payments, if any, related to such indemnification provisions.
Reclassifications
Certain reclassifications have been made to conform to current year presentation. These reclassifications have no impact on reported net earnings.
2. Business acquisition
On January 16, 2004, Mossimo, Inc. acquired substantially all the assets of Modern Amusement LLC through a wholly owned subsidiary, Modern Amusement for cash. Modern Amusement designs, merchandises, sources, markets, sells and distributes wholesale apparel and related accessories for young men and young women. The “Modern Amusement” registered brand is principally focused on premium west coast-lifestyle apparel and related accessories. The products are offered at moderate to upper price points through traditional specialty store and higher-end department store distribution channels. The purpose of the acquisition was to diversify the Company’s current design and licensing business of its Mossimo brand product through mass retail distribution channels. The acquisition was accounted for as a purchase whereby the purchase price was allocated to the assets acquired based on fair values. The excess purchase price over the amount allocated to the assets acquired has been allocated to goodwill, in the accompanying consolidated balance sheet at December 31, 2005. In the fourth quarter of 2004, the Company completed the appraisal of Modern Amusement, and allocated $112,000 of the purchase price to tradename, an amortizable intangible asset with a 10-year life. The amortization will be recorded ratably over the 10-year period. The following table summarizes the fair values of the assets acquired at the date of acquisition. Pro forma information is not presented as the impact of this acquisition on the consolidated financial statements is not material.

MOSSIMO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Net current assets	$25
Property and equipment	20
Goodwill	212
Trade Name	112
Other assets	6

Assets acquired	$375

The Modern Amusement segment is tested for goodwill impairment on an annual basis at the end of the fourth quarter. Due to the expected continuing investment in the Modern Amusement brand, the cash flow from this reporting segment is expected to be negative until 2008. In December 2005, a goodwill impairment loss of $212,000 was recognized in the Modern Amusement reporting segment. The fair value of that reporting segment was estimated using the expected present value of future cash flows.
The Company also tested the Modern Amusement tradename for impairment. Based on our testing in accordance with FASB Statement No. 144, the tradename was not deemed impaired. The tradename will continue to be amortized over its remaining useful life.
3. Major customer and accounts receivable
A substantial amount of the Company’s revenue and accounts receivable are derived under the Target Agreement. The accounts receivable are held without collateral, and are subject to normal credit risk assumed by the Company. Revenue from license royalties and design service fees from Target were approximately 69% in 2005, 79% in 2004, and 88% in 2003, of total revenue. Accounts receivable from target for 2005 and 2004 were 58% and 59%, respectively, of total accounts receivable.
Modern Amusement extends credit to customers in the normal course of business, subject to established credit limits. Accounts receivable, net, in the consolidated balance sheets, consists of amounts due from customers net of allowance for doubtful accounts. The allowance for doubtful accounts is determined by reviewing accounts receivable aging and evaluating individual customer receivables, considering customers’ financial condition, credit history and current economic conditions. The write-off for bad debts in 2005 was approximately $88,000.
4. Credit facility with bank
The Company established a revolving line of credit with a bank in the amount of $300,000 in February 2004. The line of credit was established to open letters of credit with foreign suppliers for finished goods for Modern Amusement. The line of credit was increased to $400,000 in June of 2004, and subsequently increased to $500,000 in January of 2005 and increased again to $900,000 in May of 2005. The line of credit is secured by three certificates of deposit totaling approximately $726,000. There is no expiration date for this line, and there are no covenants. There is a fee charged per letter of credit opened and closed. Open letters of credit at December 31, 2005 were approximately $875,000.

MOSSIMO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

5. Income taxes
The provision for income taxes consists of the following for the years ended December 31:

	2005	2004	2003
	(IN THOUSANDS)
Current:
Federal	$209	$40	$162
State	581	572	604

	790	612	766

Deferred:
Federal	1,502	1,481	1,032
State	(44)	(310)	77

	1,458	1,171	1,109

Total provision for income taxes	$2,248	$1,783	$1,875

The provision for income taxes may differ from the amount of tax determined by applying the federal statutory rate of 34% to pretax earnings. The components of this difference consist of the following for the years ended December 31:

	2005	2004	2003
	(IN THOUSANDS)
Provision on earnings at federal statutory tax rate	$2,380	$1,518	$2,198
State tax provision, net of federal tax effect	705	260	375
Decrease in valuation allowance	(862)	—	—
Other, including alternative minimum tax	25	5	(698)

Total provision for income taxes	$2,248	$1,783	$1,875

Significant components of the Company’s deferred income taxes are as follows as of December 31, 2005 and 2004:

	2005	2004
	(IN THOUSANDS)
Deferred income tax assets:
Net operating loss carry-forwards	$3,947	$7,631
Related party accrued salary	665	—
Foreign tax credits	371	314
Alternative minimum tax credit	718	521
State minimum tax credit	66	20
Other	405	6

Total	6,172	8,492
Less valuation allowance	(245)	(555)

Total net deferred tax asset	$5,927	$7,937

Current portion	$4,004	$1,869
Long-term portion	1,923	6,068

Total net deferred tax asset	$5,927	$7,937

MOSSIMO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company considers projected taxable income from the Target Agreement and other agreements in deriving its estimate of deferred tax asset recoverability. As a result of the extension of the Target Agreement through January 31, 2008, the reevaluation of its forecasted operating results and resultant taxable income during the extended term of the Target Agreement, management believes realization of its net deferred tax assets is more likely than not.
As of December 31, 2005, the Company has approximately $10.2 million, and $8.2 million of federal and state income tax net operating loss carry forwards, respectively, available to offset future taxable income, which expire in various years through 2022.
In accordance with the Tax Reform Act of 1986, the benefits from net operating losses carried forward may be impaired or limited in certain circumstances. Events which may cause limitations in the amount of net operating losses that the Company may utilize in any one year include, but are not limited to, a cumulative ownership change of more than 50 percent over a three-year period. The impact of limitations, if any that may be imposed upon future issuances of equity securities cannot be determined at this time.
In addition to the Company’s taxable income being subject to federal, state and local income taxes, the Company may be classified as a “personal holding company” from time to time. Personal holding company status results from more than 50 percent of the value of outstanding stock being owned directly or indirectly by five or fewer individuals, and more than 60 percent of the Company’s income, as defined, being derived from royalties. Personal holding companies are subject to an additional federal tax at a 15 percent tax rate on undistributed after tax earnings.
Over 50 percent of the value of the Company’s outstanding stock is owned by one stockholder. In 2005, 2004 and 2003, less than 60 percent of the Company’s income as defined was derived from license royalties, accordingly the Company is not classified as a personal holding company and is not subject to the personal holding company tax. The Company intends to continue to take appropriate measures to avoid being classified as a personal holding company in future years. However, there can be no assurance that the Company will be successful in its efforts to avoid classification as a personal holding company in the future.
6. Property and equipment
Property and equipment consists of the following at December 31:

	2005	2004
	(IN THOUSANDS)
Furniture and fixtures	$486	$420
Leasehold improvements	1,365	1,282
Equipment	454	422

	2,305	2,124
Accumulated depreciation and amortization	1,412	1,007

	$893	$1,117

7. Employee benefit plans
The Company has a defined contribution plan under Section 401(k) of the Internal Revenue Code covering all full-time employees, and providing for matching contributions by the Company, as defined in the plan. Contributions made to the plan were $13,600 in 2005, $13,300 in 2004 and $14,000 in 2003.

MOSSIMO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

8. Commitments and contingencies
The Company leases its office and design studio under an operating lease agreement effective through July 2009, providing for annual lease payments of approximately $315,000 in 2006, $324,000 in 2007, $334,000 in 2008, and $196,000 in 2009. Rent expense was approximately $380,000 in 2005, $384,000 in 2004 and $260,000 in 2003.
The Company has a bonus program with its two top executives. Under this program bonuses payable to the Co-Chief Executive Officers’ are determined at the discretion of the Compensation Committee of the Board of Directors, are subject to approval by the Board of Directors, and can not exceed a formula based on a percentage of fees paid by Target to the Company, as defined in the respective bonus plans of these two officers. Bonus expense in connection with the bonus plans of these two officers was $3,340,000 in 2005, $607,000 in 2004 and $1,854,000 in 2003.
We had a dispute over the commissions payable to a third party which relate to our agreement with Target. In June 2003, we had deposited with the court approximately $4,585,000 which was classified as restricted cash. The dispute was resolved in the second quarter of 2004, and the funds were distributed to the third party. As part of the settlement the Company is required to pay a fee to the third party of fifteen percent of applicable revenues from the Target agreement. Fees incurred under this arrangement were $3.2 million in 2005, $2.6 million in 2004 and $2.6 million in 2003. Under this agreement, we have a commission obligation for 15% of fees received from Target for the duration of the Target agreement thru January 2008, and for subsequent extensions if they are exercised by Target. The future commissions are based on the minimum royalty and design fee payment from target of approximately $9.6 million through January 2008.
9. Stockholders’ equity
The Company adopted the Mossimo, Inc. 1995 Stock Option Plan (the “1995 Plan”), which provides for the grant of stock options, stock appreciation rights and other stock awards to certain officers and key employees of the Company and to certain advisors or consultants to the Company. A total of 1,500,000 shares have been reserved for issuance under the 1995 Plan. Options granted thereunder have an exercise price equal to the fair market value of the common stock on the date of grant. In April 2000, the Company amended the 1995 Plan so that an optionee’s vesting in such options automatically terminates when the optionee’s employment with the Company is terminated for reasons other than retirement, disability or death. As of December 31, 2005 there were no shares of common stock under the 1995 Plan that were available for future grant.
The Company’s Non-Employee Directors Stock Option Plan (the “Directors Plan”) provides for the automatic grant to each of the Company’s non-employee directors of (i) an option to purchase 30,000 shares of common stock on the date of such director’s initial election or appointment to the Board of Directors and (ii) an option to purchase 3,000 shares of common stock on each anniversary thereof on which the director remains on the Board of Directors. A total of 250,000 shares have been reserved under the Directors Plan. Options granted thereunder have an exercise price equal to the fair market value of the common stock on the date of grant. As of December 31, 2005 there were no shares of common stock under the Directors Plan that were available for future grant.

MOSSIMO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Changes in shares under option for the 1995 Plan and the Directors Plan (the “Plans”) are summarized as follows for the years ended December 31,

	2005		2004		2003
	Shares	Weighted Average Price	Shares	Weighted Average Price	Shares	Weighted Average Price
Outstanding, beginning of year	685,310	$5.90	625,310	$7.23	992,075	$7.34
Granted	36,000	5.43	210,000	3.77	549,000	4.13
Exercised	(90,312)	4.60	—	—	(250,400)	3.40
Canceled/forfeited	(81,667)	4.15	(150,000)	8.43	(665,365)	6.06

Outstanding, end of year	549,331	6.41	685,310	5.90	625,310	7.23

Options exercisable, end of year	423,331		475,310		281,000

Weighted average fair value of options granted during the year		$3.88		$1.80		$2.18

Outstanding stock options for the Plans at December 31, 2005 consist of the following:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding at 12/31/2005	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable at 12/31/2005	Weighted Average Exercise Price
$ 0.88–$ 1.88	36,000	4.32	$1.71	36,000	$1.71
$ 2.50–$ 3.50	60,000	7.69	3.24	36,667	3.14
$ 3.80–$ 5.43	313,021	6.84	4.63	210,354	4.75
$ 6.42–$ 9.61	100,000	5.55	8.35	100,000	8.35
$10.63–$25.38	40,310	0.64	23.43	40,310	23.43

	549,331	6.08	6.34	423,331	6.98

The Company adopted the Mossimo, Inc 2005 stock Option Plan (the “2005 Plan) to replace the 1995 Plan and the Directors Plan both of which terminated as of December 31, 2005. The 2005 Plan provides for the grant of stock options to certain officers, key employees and non-employee directors. A total of 1,500,000 shares have been reserved for issuance under the 2005 Plan. Options granted under the 2005 Plan will have an exercise price equal to the fair market value of the common stock on the date of grant. Options will be exercisable in accordance with vesting schedules to be established by the Compensation Committee. As of December 31, 2005, no options have been granted under the 2005 Plan.

MOSSIMO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

10. Segment information
The Company operates in two business segments: Mossimo (design and licensing service) and Modern Amusement (Modern) (wholesale men’s apparel). The following tables summarize various financial amounts for each of our business segments (in thousands):

Year ended December 31, 2005	Mossimo	Modern	Total
Revenues	$24,298	$6,730	$31,028
Gross Profit	—	2,737	2,737
Depreciation and Amortization	186	241	427
Selling, general and administrative expenses	16,315	3,979	20,294
Goodwill impairment loss	—	212	212
Operating Income (loss)	7,983	(1,454)	6,529
Interest Income	420	—	420
Total Assets	29,280	2,954	32,234

Year ended December 31, 2004	Mossimo	Modern	Total
Revenues	$18,714	$1,821	$20,535
Gross Profit	—	580	580
Depreciation and Amortization	229	100	329
Selling, general and administrative expenses	12,041	2,802	14,843
Operating Income (loss)	6,601	(2,221)	4,380
Interest Income	104	—	104
Total Assets	20,753	2,720	23,473
The following information should be considered when reading the above table (in thousands):

•	The Company has no inter-segment revenue or expense.

•	Corporate overhead has been allocated to the Mossimo segment.

•	The provision for income tax is not allocated to business segments.

•	All long-lived assets were geographically located in the United States.

•	Revenue from countries other than the United States did not account for 10% or more of total revenue.

•	During 2003, the Company operated only the Mossimo segment.

•	Gross profit is derived by reducing sales of the Modern segment of $6,730 by $3,993 of cost of sales to arrive at a gross profit of approximately $2,737 for 2005. For 2004, sales of the Modern segment were $1,821 reduced by cost of sales of $1,241 to arrive at a gross profit of approximately $580.

•	Operating expenses that have a direct correlation to each segment have been recorded in each respective segment.

MOSSIMO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

11. Valuation and qualifying accounts
As of December 31, 2005 and 2004 there is no allowance for doubtful accounts or sales returns recorded for the Mossimo segment. Changes in the allowances for doubtful accounts, and for sales returns and markdowns for 2002 were as follows:

	BALANCE AT BEGINNING PERIOD	ADDITIONS CHARGED TO COSTS AND EXPENSES	DEDUCTIONS	BALANCE AT END OF PERIOD
	(IN THOUSANDS)
Year ended December 31, 2002—Note(a):
Allowance for doubtful accounts	$207	$—	$(207)	$—
Allowance for sales returns and markdowns	6,229	—	(6,229)	—

Note (a): Deductions reflect the write-off of accounts previously reserved.
As of December 31, 2005 and 2004 there was an allowances for doubtful accounts for the Modern segment. Changes in the allowances for doubtful accounts for 2005 for the Modern segment were as follows:

	BALANCE AT BEGINNING PERIOD	ADDITIONS CHARGED TO EXPENSE	DEDUCTIONS	BALANCE AT END OF PERIOD
	(IN THOUSANDS)
Year ended December 31, 2004:
Allowance for doubtful accounts	$—	$22	$—	$22
Year ended December 31, 2005:
Allowance for doubtful accounts	$22	$88	$—	$110
12. Unaudited interim financial information
The following tables set forth certain selected interim financial data for the Company by quarter for the years ended December 31, 2005 and 2004.

	YEAR ENDED DECEMBER 31, 2005
	FIRST QUARTER	SECOND QUARTER	THIRD QUARTER	FOURTH QUARTER	YEAR
	(IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
Total revenues	$8,664	$9,045	$6,771	$6,548	$31,028
Earnings before income taxes(b)	3,081	3,076	755	37	6,949
Provision for income taxes	1,260	848	118	22	2,248
Net earnings	1,821	2,228	637	15	4,701
Net earnings per share:
Basic	$0.12	$0.14	$0.04	$0.00	$0.30
Diluted	0.12	0.14	0.04	0.00	0.30

MOSSIMO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	YEAR ENDED DECEMBER 31, 2004
	FIRST QUARTER	SECOND QUARTER	THIRD QUARTER	FOURTH QUARTER	YEAR
	(IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
Total revenues	$6,236	$6,208	$4,934	$3,157	$20,535
Earnings (loss) before income taxes(b)	2,037	1,687	(175)	935	4,484
Provision (benefit) for income taxes	847	680	(50)	306	1,783
Net earnings (loss)	1,190	1,007	(125)	629	2,701
Net earnings (loss) per share:
Basic	$0.08	$0.06	$(0.01)	$0.04	$0.17
Diluted	0.08	0.06	(0.01)	0.04	0.17

Note (a): Included in the fourth quarter of 2005 is an impairment loss of goodwill in the amount of $212,000.
Note (b): Earnings (loss) before income taxes in the fourth quarter of 2004 reflects a reversal of accrued bonuses of $1.13 million.

MOSSIMO, INC. AND SUBSIDIARY
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

MOSSIMO, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS, EXCEPT SHARE DATA)
(Unaudited)

	September 30, 2006	December 31, 2005
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$24,471	$19,658
Restricted cash	734	726
Accounts receivable, net	5,911	4,372
Merchandise inventory	431	101
Deferred income taxes	3,223	4,004
Prepaid expenses and other current assets	1,461	388

Total current assets	36,231	29,249
PROPERTY AND EQUIPMENT, at cost, net of accumulated depreciation and amortization	812	893
DEFERRED INCOME TAXES	1,609	1,923
TRADENAME	81	90
OTHER ASSETS	52	79

	$38,785	$32,234

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$1,060	$884
Accrued liabilities	2,574	503
Accrued commissions	1,368	388
Accrued bonuses	3,304	3,458

Total current liabilities	8,306	5,233
DEFERRED RENT	110	128

Total liabilities	8,416	5,361
COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS’ EQUITY:
Preferred stock, par value $.001; authorized shares 3,000,000; no shares issued or outstanding	—	—
Common stock, par value $.001; authorized shares 30,000,000; issued and outstanding 16,002,775 at September 30, 2006 and 15,828,754 at December 31, 2005	15	15
Additional paid-in capital	41,364	40,222
Accumulated deficit	(11,010)	(13,364)

Net stockholders’ equity	30,369	26,873

	$38,785	$32,234

See accompanying notes to consolidated financial statements

MOSSIMO, INC.
CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS
(IN THOUSANDS, EXCEPT PER SHARE DATA)
(Unaudited)

	For the Nine Months September 30,
	2006	2005
Revenue from license royalties and design service fees	$17,023	$19,705
Product sales	5,537	4,775

Total revenues	22,560	24,480
Operating expenses:
Cost of product sales	2,875	2,937
Selling, general and administrative	16,397	14,864

Total operating expenses	19,272	17,801

Operating earnings	3,288	6,679
Interest income	672	232

Earnings before income taxes	3,960	6,911
Income taxes	1,606	2,226

Net earnings	$2,354	$4,685

Net earnings per common share:
Basic	$0.15	$0.30

Diluted	$0.15	$0.30

Weighted average common shares outstanding:
Basic	15,963	15,742

Diluted	16,020	15,770

See accompanying notes to consolidated financial statements

MOSSIMO, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN THOUSANDS)
(Unaudited)

	For the Nine Months Ended September 30,
	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings	$2,354	$4,685
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	243	346
Inventory write-down	108	255
Deferred rent	(18)	(3)
Provision for bad debt	290	49
Deferred income taxes	1,095	1,411
Excess tax benefit from stock-based compensation	(141)	—
Stock-based compensation	144	—
Changes in:
Accounts receivable	(1,829)	(1,692)
Merchandise inventory	(438)	(725)
Prepaid expenses and other current assets	(1,073)	134
Other assets	27	59
Accounts payable	176	1,204
Accrued liabilities	2,212	388
Accrued commissions	980	124
Accrued bonuses	(154)	2,362

Net cash provided by operating activities	3,976	8,597

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sale of available-for-sale securities	—	4,800
Payments for acquisition of property and equipment	(153)	(132)

Net cash provided by (used in) investing activities	(153)	4,668

CASH FLOWS FROM FINANCING ACTIVITIES:
Restricted cash—certificates of deposit	(8)	(309)
Excess tax benefit from stock-based compensation	141	—
Proceeds from issuance of common stock	857	25

Net cash provided by (used in) financing activities	990	(284)

NET INCREASE IN CASH AND CASH EQUIVALENTS	4,813	12,981
CASH AND CASH EQUIVALENTS, beginning of period	19,658	4,903

CASH AND CASH EQUIVALENTS, end of period	$24,471	$17,884

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the year for state income taxes	$273	$195

See accompanying notes to consolidated financial statements

MOSSIMO, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
1. Basis of presentation
The condensed consolidated financial statements presented herein have not been audited, but include all material adjustments (consisting of normal recurring adjustments), which are, in the opinion of management, necessary for a fair statement of the financial condition, results of operations and cash flows for the periods presented. However, these results are not necessarily indicative of results for any other interim period or for the full year. The condensed consolidated balance sheet data presented herein for December 31, 2005 was derived from the Company’s audited consolidated financial statements for the year then ended, but does not include all disclosures required by accounting principles generally accepted in the United States of America.
The consolidated financial statements include the accounts of Mossimo, Inc. and its wholly-owned subsidiary, Modern Amusement, Inc. All significant inter-company balances and transactions have been eliminated in consolidation.
On January 16, 2004, Mossimo, Inc. acquired substantially all the assets of Modern Amusement LLC through a wholly owned subsidiary, Modern Amusement, Inc. (“Modern Amusement”). All inter-company accounts and transactions have been eliminated in consolidation.
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Certain information and footnote disclosures normally included in annual financial statements in accordance with accounting principles generally accepted in the United States of America have been omitted pursuant to the Regulations of the Securities and Exchange Commission. The Company believes the disclosures included in the accompanying interim condensed consolidated financial statements and notes thereto are adequate to make the information not misleading, but should be read in conjunction with the financial statements and notes thereto included in our Form 10-K for the year ended December 31, 2005.
As of March 31, 2006, the Company entered into an agreement and plan of merger by and among the Company, Iconix Brand Group, Inc., Moss Acquisition Corp., a wholly-owned subsidiary of Iconix, and Mossimo Giannulli, the Chairman and Co-Chief Executive Officer and 64.6% stockholder of the Company (“Merger Agreement”). Pursuant to the agreement, the Company merged with and into Moss Acquisition Corp., the surviving company, on October 31, 2006. At the time, the Company ceased being a separately traded public company on NASDAQ and its securities were deregistered with the Securities and Exchange Commission.
As consideration for investment banking services provided in connection with Mossimo’s negotiation and evaluation of the proposed merger and any alternative proposals, Mossimo has agreed to pay B. Riley & Co., Inc. an investment banking fee of $600,000. This fee is not contingent on the completion of any transaction. Bryant R. Riley, a director of Mossimo, is chairman and chief executive officer of B. Riley & Co., Inc. This fee was accrued in the first quarter of 2006.
Share-based compensation
On January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-based payment,” (“SFAS 123(R)”) which requires the measurement and recognition of

MOSSIMO, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Unaudited)

compensation expense for all share-based payment awards made to employees and directors for employee stock options based on estimated fair values. SFAS 123(R) supersedes the Company’s previous accounting under Accounting Principles Board Opinion No. 25, “Accounting for stock issued to employees” (“APB 25”) for periods beginning on or after January 1, 2006. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 (“SAB 107”) relating to SFAS 123(R). The Company has applied the relevant provisions of SAB 107 in its adoption of SFAS 123(R).
The Company adopted SFAS 123(R) using the modified prospective method, which requires the application of the accounting standard as of January 1, 2006, the first day of the Company’s 2006 fiscal year. The Company’s consolidated financial statements for the nine months ended September 30, 2006 reflect the impact of SFAS 123(R). In accordance with the modified prospective transition method, the Company’s consolidated financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS 123(R). Stock-based compensation expense recognized under SFAS 123(R) for the nine months ended September 30, 2006 was $144,000.
SFAS 123(R) requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in the Company’s consolidated statement of earnings. Prior to the adoption of SFAS 123(R), the Company accounted for stock-based compensation in accordance with Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for stock issued to employees”, and related interpretations. The Company followed the pro forma disclosure requirements of SFAS No. 123, “Accounting for Stock-Based Compensation”, which requires presentation of the pro forma effect of the fair value based method on net earnings and net earnings per share in the financial statement footnotes.
Stock-based compensation expense recognized during the period is based on the value of the portion of share-based payment awards that is ultimately expected to vest during the period. Stock-based compensation expense recognized in the Company’s consolidated statement of earnings for the nine months ended September 30, 2006 included compensation expense for share-based payment awards granted prior to, but not yet vested as of December 31, 2005 based on the grant date fair value estimated in accordance with the pro forma provisions of SFAS 123. The Company uses the straight-line single option method of attributing the value of the share-based compensation expense. As stock-based compensation expense recognized in the consolidated statement of earnings for the first, second and third quarter of 2006 is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. In the Company’s pro forma information required under SFAS 123 for the periods prior to 2005, the Company accounted for forfeitures as they occurred.
Upon adoption of SFAS 123(R), the Company continues to use the Black-Scholes option pricing model for valuation of share-based awards granted beginning in 2006. The Company’s determination of fair value of share-based payment awards on the date of grant using an option-pricing model is affected by the Company’s stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to, the Company’s expected stock price volatility over the term of the awards, and actual and projected employee stock option exercise behaviors.

MOSSIMO, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Unaudited)

2. Revenue recognition
Revenue from license royalties and design service fees are recognized in accordance with the terms of the underlying agreements, which is generally after the design services are performed, and as the licensee achieves sales of the Company’s products. During the periods presented herein, a substantial amount of the Company’s revenue from license royalties and design fees were generated under the Target Agreement under a rate of 1% to 4% that declines as the contract year progresses and Target achieves certain levels of retail sales. Accordingly, the Company’s revenues from Target decreases as the year progresses. The declining rate is reset each contract year beginning on February 1. Revenue recognized in the first and second quarters of the Company’s calendar year in connection with the Target Agreement is significantly higher than in the third and fourth quarters of the Company’s calendar year due to the declining rates in the Target Agreement. Revenues from license royalties and design service fees under license agreements other than the Target Agreement are generally collected on a quarterly basis, and they range from 2% to 5% of sales, as defined in the respective agreements.
On March 31, 2006, the Company and Target restated the Target Agreement. The restated Target Agreement extends Target’s exclusive license to produce and distribute substantially all Mossimo-branded products sold in the United States, its territories and possessions through Target retail stores or any other retail store or other merchandising activity operated by Target or its affiliates, including direct mail and Internet merchandising until January 31, 2010.
Under the restated Target Agreement, the Company will ensure the availability of Mossimo Giannulli, the Co-Chief Executive Officer of the Company, to provide the services of creative director in connection with Mossimo-branded products sold though Target stores. Target will pay the Company an annual guaranteed minimum fee of $9,625,000 for each contract year (defined as each period from February 1 through January 31 during the term of the agreement), against which Target may charge back and offset certain amounts. As amended, the agreement requires the Company to pay Target a one-time, nonrefundable reimbursement of fees paid by Target related to contract year 2006 revenues in the amount of $6,000,000 on or before June 30, 2006. The payment was made in the second quarter of 2006 in accordance with the terms of the agreement, but was recorded as a reduction in revenue during the first quarter of 2006.
Modern Amusement recognizes wholesale operations revenue from the sale of merchandise when products are shipped, FOB Modern Amusement’s distribution facilities, and the customer takes title and assumes risk of loss, collection is reasonably assured, pervasive evidence of an arrangement exists, and the sales price is fixed or determinable.
3. Inventory
The Company maintains inventories for the Modern Amusement segment. Inventories are valued at the lower of cost (first-in, first-out) or market and are made up primarily of finished goods. The Company continually evaluates its inventories by assessing slow moving current product as well as prior seasons’ remaining inventory. Market value of non-current inventory is estimated based on the impact of market trends, an evaluation of economic conditions and the value of current orders relating to the future sales of this type of inventory. Management makes reserves against such inventory as seen appropriate, which reduces gross margin, operating income and carrying value of inventories.

MOSSIMO, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Unaudited)

4. Executive bonus plans
The Company has bonus plans covering two executive officers which are administered by the Compensation Committee of the Board of Directors, and that provide for discretionary bonuses based on the Company’s overall performance, with the total amount of the bonuses not to exceed a percent (as defined) of the excess over the minimum total guaranteed fees, if any, of license royalties paid to the Company under the Target Agreement, and as defined in each of the respective bonus plans. The Company has expensed approximately $3.2 million and $2.4 million for the nine month periods ended September 30, 2006 and 2005, respectively.
5. Income taxes
The Company accounts for income taxes in accordance with Statement of Financial Accounting Standard (“SFAS”) No. 109, “Accounting for Income Taxes”. Deferred taxes result from the recognition of the income tax benefit to be derived from the Company’s net operating loss carry forward for income taxes purposes.
The Company recorded a provision for income taxes of $1,606,000 for the nine months ended September 30, 2006, compared to a provision for income taxes of $2,226,000 for the nine months ended September 30, 2005. Both provisions approximate the Company’s combined effective rate as estimated for the entire fiscal year, for Federal and California state income taxes. The income tax rate for the nine months ended September 30, 2006 is 41% compared to 32% for the comparable period of the prior year.
At September 30, 2006, the Company has recorded a total net deferred tax asset of $4.83 million, with $3.22 million classified as current in the accompanying condensed consolidated balance sheet, primarily reflecting the extension of the Target Agreement through January 31, 2010. The Company has considered the projected taxable income from the Target Agreement and other agreements in its estimate of deferred tax asset recoverability and has recorded a valuation allowance for its net deferred tax assets of $245,000 as of September 30, 2006. The valuation allowance relates principally to foreign tax credits for which there is uncertainty about their recoverability within the period prior to the expiration of the carryforwards.
The Company has approximately $329,000 and $1.50 million of federal and state income tax net operating loss carry forwards, respectively, available to offset future taxable income which expire in various years through 2022.
In addition to the Company’s taxable income being subject to federal, state and local income taxes, the Company may be classified as a “personal holding company” from time to time. Personal holding company status results from more than 50 percent of the value of outstanding stock being owned directly or indirectly by five or fewer individuals, and more than 60 percent of the Company’s income, as defined, being derived from royalties. Personal holding companies are subject to an additional federal tax at the highest personal income tax rate on undistributed after tax earnings.
Over 50 percent of the value of the Company’s outstanding stock is owned by one stockholder, however it is presently anticipated that in 2006, no more than 60 percent of the Company’s income, as defined, would be derived from license royalties. Accordingly, at this time the Company is not anticipating being classified as a personal holding company at the end of 2006 and the Company intends to continue to take appropriate measures to avoid being classified as a personal holding company at the end of 2006 and beyond. However, there can be no assurance that the Company will be successful in its efforts to avoid classification as a personal holding company at the end of 2006 or in future years.

MOSSIMO, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Unaudited)

6. Earnings per share and stock option plans
Basic earnings per share is computed by dividing net earnings available to common stockholders by the weighted average number of common shares outstanding. Diluted earnings per share includes the effect of potential shares outstanding, including dilutive stock options, using the treasury stock method. Securities excluded from diluted weighted average shares outstanding are comprised of stock options.
The reconciliation between earnings and weighted average shares outstanding for basic and diluted earnings per share is as follows (amounts in thousands, except per share data):

	Nine months ended September 30,
	2006	2005
Net income	$2,354	$4,685
Weighted average number of common shares:
Basic	15,963	15,742
Effect of dilutive securities-stock options	57	28

Diluted	16,020	15,770

Earnings per share:
Basic	$0.15	$0.30
Effect of dilutive securities-stock options	—	—

Diluted	$0.15	$0.30

Excluded securities—antidilutive	100	399

The Company adopted the Mossimo, Inc. 1995 Stock Option Plan (the “1995 Plan”), which provides for the grant of stock options, stock appreciation rights and other stock awards to certain officers and key employees of the Company and to certain advisors or consultants to the Company. In addition, the Company adopted a Non-Employee Directors Stock Option Plan (the “Directors Plan”) that provides for the grant of stock options to non-employee directors. Stock options issued to employees are granted at the market price on the date of grant, generally vest at 33% per year, and generally expire ten years from the date of grant. The Company issues new shares of common stock upon exercise of stock options. This plan expired at the annual meeting held on December 15, 2005, therefore, no additional share will be issued under this plan.
The Company adopted the Mossimo, Inc 2005 stock Option Plan (the “2005 Plan) to replace the 1995 Plan and the Directors Plan both of which terminated as of December 31, 2005. The 2005 Plan provides for the grant of stock options to certain officers, key employees and non-employee directors. A total of 1,500,000 shares have been reserved for issuance under the 2005 Plan. Options granted under the 2005 Plan will have an exercise price equal to the fair market value of the common stock on the date of grant. Options will be exercisable in accordance with vesting schedules to be established by the Compensation Committee. As of September 30, 2006, no options have been granted under the 2005 Plan.

MOSSIMO, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Unaudited)

A summary of option activity follows:

	Shares	Weighted Average Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Outstanding, at December 31, 2005	554,331	6.34
Granted	—	—
Exercised	(174,021)	4.93
Canceled/forfeited	(25,000)	10.40

Outstanding, at September 30, 2006	355,310	6.72	4.95	$1,022,660

Options exercisable, at September 30, 2006	262,644	7.55	4.91	$699,675

The weighted-average grant-date fair value of options granted during the nine months ended September 30, 2005 was $2.88. The aggregate intrinsic value in the table above represents the total pretax intrinsic value (the difference between our closing stock price on September 30, 2006 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on September 30, 2006. This amount changes based on the fair market value of our stock. Total intrinsic value of options exercised for the nine month period ended September 30, 2006 was $352,000. 10,000 options were exercised during the nine month period ended September 30, 2005. As of September 30, 2006, total unrecognized stock-based compensation expense related to non-vested stock options was approximately $188,000, which is expected to be recognized over a weighted average period of approximately two years.
The following table summarizes stock-based compensation expense, net of tax, related to employee stock options under SFAS 123(R) for the nine months ended September 30, 2006 which was allocated as follows (in thousands):

	Nine months ended September 30,
	2006	2005
Stock-based compensation expense included in operating expenses	$144	$—
Tax benefit	(57)	—

Stock-based compensation expense related to employee stock options, net of tax	$87	$—

As noted above, the impact of net earnings from the adoption of SFAS 123(R) was a reduction in net earnings of $87,000 or $0.00 per diluted share for the nine months ended September 30, 2006. Prior to the adoption of SFAS 123(R), we presented all tax benefits resulting from the exercise of stock options as operating cash flows in our consolidated statement of cash flows. SFAS 123(R) requires such benefits to be recorded as financing cash flows. The impact of this changes in not material to our statement of cash flows.
Before January 1, 2006, the Company accounted for stock-based compensation in accordance with Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations. The Company follows the pro forma disclosure requirements of SFAS No. 123, “Accounting for

MOSSIMO, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Unaudited)

stock-based compensation”, which requires presentation of the pro forma effect of the fair value based method on net earnings and net earnings per share in the financial statement footnotes.
If compensation expense was determined based on the fair value method, the Company’s net earnings and earnings per share would have resulted in the approximate pro forma amounts indicated below for the nine month period ended September 30, 2005 (in thousands, except per share data):

Nine months ended September 30, 2005

Net earnings as reported	$4,685

Deduct:
Total stock-based employee compensation expense determined under fair market value based method for all awards, net of related tax effects	(48)

Pro forma net earnings	$4,637

Earnings per share—basic and diluted
As reported—basic	$0.30
As reported—diluted	$0.30
Pro forma—basic	$0.29
Pro forma—diluted	$0.29
The fair value of each option grant was estimated as of the grant date using the Black-Scholes option-pricing model for the nine months ended September 30, 2005, assuming risk-free interest rates of 4.28 percent; volatility of approximately 84 percent; zero dividend yield; and expected lives of 6.50 years.
The expected term of the options represents the estimated period of time until exercise and is based on historical experience of similar options, giving consideration to the contractual terms, vesting schedules and expectations of future employee behavior. Expected stock price volatility is based on the historical volatility of our stock for the period equal to the expected term. The risk-free interest rate is based on the U.S. Treasury yield in effect at the time of grant with an equivalent remaining term. The Company has not paid dividends in the past and does not currently plan to pay any dividends in the near future.
7. Litigation
On April 12, 2005, Mossimo Giannulli offered to acquire all of the outstanding publicly held common stock of Mossimo at a price of $4.00 per share. Following the announcement, six purported class action lawsuits were filed in the Court of Chancery of the State of Delaware. Each of the complaints asserted that the Mossimo directors breached their fiduciary duties to Mossimo’s stockholders, and sought an injunction preventing the acquisition. On April 19, 2005, the Board of Directors appointed a Special Committee to consider and evaluate Mr. Giannulli’s proposal. The Special Committee retained Houlihan Lokey and Gibson Dunn & Crutcher to serve as the Committee’s independent financial advisor and legal counsel, respectively, with respect to the Committee’s evaluation of Mr. Giannulli’s proposal. On May 27, 2005, the above referenced cases were consolidated under the following caption: In re Mossimo, Inc. Shareholder Litigation, Consolidated Civil Action No.1246-N (the “Delaware Action”).

MOSSIMO, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Unaudited)

On April 12, 2006, a purported shareholder class action lawsuit was filed in the Superior Court of the State of California for the County of Los Angeles entitled Laborers’ Local #231 Pension Fund vs. Mossimo, Inc. et al (the “California Action”). The lawsuit alleges that Mossimo and its board of directors breached their fiduciary duties and engaged in self-dealing in approving the merger agreement and seeks, among other relief, to enjoin the proposed merger of the Mossimo with Iconix, the rescission of any agreements entered into in connection with the proposed merger, and costs, including attorney’s fees.
On or about September 26, 2006, Mossimo and other defendants entered into a Memorandum of Understanding (“MOU”) with the Delaware plaintiffs to settle the Delaware Action, subject to final approval of the settlement by the Delaware Chancery Court. The terms of the settlement provide that the Merger Agreement be amended so that the amount of the Termination Fee that Mossimo must pay Iconix if the Merger is terminated prior to the Effective Date (as defined in the Merger Agreement) under the specific circumstances and conditions set forth in the Merger Agreement, will be reduced from $5 million to $3.5 million. The settlement also provides that should Iconix sell Mossimo to an unaffiliated third party in the twelve month period following the effective date of the Merger for consideration of more than 20% greater than the total merger consideration, Iconix and Mossimo will pay liquidated damages to the shareholders in the amount of 30% of all consideration above the 20% increase over the total merger consideration. In addition, certain additional disclosures were made in disclosures to Mossimo’s public shareholders in conjunction with the Merger. The Company also agreed to negotiate in good faith with the plaintiffs’ lead counsel concerning the amount of attorney fees and expenses to be paid, and not to oppose plaintiffs’ lead counsel’s application to the Delaware Chancery Court of up to $800,000 for attorneys’ fees and expense to be paid by Mossimo or its successors. In consideration of these terms, the parties agreed that they would fully and finally release and discharge all claims against each other.
Mossimo and other defendants entered into a settlement letter dated October 27, 2006 with the California plaintiffs in the California Action. Under the terms of this agreement, Mossimo agreed to pay plaintiff’s counsel the sum total of $650,000 in exchange for the California plaintiffs abiding by and agreeing to be bound by the terms of the Delaware settlement once it is approved by the Delaware Chancery Court.
During the third quarter of 2006, the Company accrued for the estimated losses from both the Delaware and California class action cases and recorded a receivable from the Company’s insurance carrier for the amount deemed probable of recovery under the Company’s policy covering these cases. As of September 30, 2006, the Company has an accrual for loss of $1.55 million recorded in accrued liabilities and an insurance proceeds receivable of $700,000 recorded in prepaid expenses and other current assets.
8. Segment information
The Company operates in two business segments: Mossimo (design and licensing services) and Modern Amusement (Modern) (wholesale). The following tables summarize various financial amounts for each of our business segments (in thousands):

Nine months ended September 30, 2006	Mossimo	Modern	Total
Revenues	$17,023	$5,537	$22,560
Gross Profit	—	2,662	2,662
Depreciation and Amortization	81	162	243
Selling, general and administrative expenses	13,451	2,946	16,397
Operating Income (loss)	3,573	(285)	3,288
Interest Income	664	8	672
Total Assets	34,126	4,659	38,785
Capital Expenditures	110	43	153

MOSSIMO, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Unaudited)

Nine months ended September 30, 2005	Mossimo	Modern	Total
Revenues	$19,705	$4,775	$24,480
Gross Profit	—	1,838	1,838
Depreciation and Amortization	158	188	346
Selling, general and administrative expenses	11,790	3,074	14,864
Operating Income (loss)	7,915	(1,236)	6,679
Interest Income	232	—	232
Total Assets	27,875	3,831	31,706
Capital Expenditures	54	78	132
The following information should be considered when reading the above table:

•	The Company has no inter-segment revenue or expense.

•	Corporate overhead has been allocated to the Mossimo segment.

•	The provision for income tax is not allocated to business segments.

•	All long-lived assets were geographically located in the United States.

•	Revenue from countries other than the United States did not account for 10% or more of total revenue.

•	For the nine months ended September 30, 2006 sales of the Modern segment were $5.54 million reduced by cost of sales of $2.88 million to arrive at a gross profit of approximately $2.66 million, compared to sales of $4.78 million reduced by cost of sales of $2.94 million to arrive at a gross profit margin of $1.84 million for the nine months ended September 30, 2005.

•	Operating expenses that have a direct correlation to each segment have been recorded in each respective segment.